Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

September 30, 2016

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Shinhan Financial Group Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2016, the consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2016 and 2015, the consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2016 and 2015 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2016, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2015, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2016

This report is effective as of November 14, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2016 and December 31, 2015

(In millions of won)	Note	2016 (Unaudited)		2015
Assets
Cash and due from banks	4,7	~~W~~	19,086,550	22,024,404
Trading assets	4,8		28,767,617	22,638,449
Financial assets designated at fair value through profit or loss	4,9		3,157,208	3,244,166
Derivative assets	4,10		2,699,358	1,994,714
Loans	4,11		259,444,043	246,441,361
Available-for-sale financial assets	4,12		36,739,941	33,966,071
Held-to-maturity financial assets	4,12		17,716,500	16,192,060
Property and equipment	33		3,108,616	3,055,415
Intangible assets	13,33		4,227,507	4,266,339
Investments in associates	14		293,142	393,006
Current tax receivable			14,509	9,740
Deferred tax assets			408,845	163,944
Investment property			309,953	208,717
Other assets, net	4		23,008,885	15,945,927
Assets held for sale			2,854	3,690

Total assets		~~W~~	398,985,528	370,548,003

Liabilities
Deposits	4	~~W~~	233,151,310	217,676,428
Trading liabilities	4,15		2,172,680	2,135,390
Financial liabilities designated at fair value through profit or loss	4,16		9,249,812	8,916,332
Derivative liabilities	4,10		2,992,078	2,599,288
Borrowings	4		23,944,363	21,733,865
Debt securities issued	4,17		44,421,187	41,221,284
Liabilities for defined benefit obligations	18		304,884	226,130
Provisions	19		716,878	698,788
Current tax payable			183,344	142,014
Deferred tax liabilities	33		10,094	16,154
Liabilities under insurance contracts	20		21,808,336	20,058,284
Other liabilities	4		28,486,242	23,310,990

Total liabilities			367,441,208	338,734,947

Equity	21
Capital stock			2,645,053	2,645,053
Hybrid bonds			736,898	736,898
Capital surplus			9,887,335	9,887,335
Capital adjustments			(454,300)	(423,536)
Accumulated other comprehensive income			49,003	304,771
Retained earnings			18,035,047	17,689,134
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			30,899,036	30,839,655
Non-controlling interests	33		645,284	973,401

Total equity			31,544,320	31,813,056

Total liabilities and equity		~~W~~	398,985,528	370,548,003

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016			2015
		Three- month period		Nine- month period	Three- month period	Nine- month period
Interest income		~~W~~	2,810,755	8,371,814	2,744,317	8,374,623
Interest expense			(984,705)	(3,059,056)	(1,067,363)	(3,410,906)

Net interest income	22		1,826,050	5,312,758	1,676,954	4,963,717
Fees and commission income			949,473	2,813,806	988,548	2,904,709
Fees and commission expense			(572,084)	(1,648,285)	(569,190)	(1,688,279)

Net fees and commission income	23		377,389	1,165,521	419,358	1,216,430
Insurance income			1,150,591	3,424,644	1,103,204	3,313,943
Insurance expenses			(1,237,225)	(3,723,683)	(1,206,202)	(3,640,714)

Net insurance loss	20		(86,634)	(299,039)	(102,998)	(326,771)
Dividend income			67,069	203,660	63,469	228,750
Net trading income (expense)			290,389	247,014	(764,345)	(626,267)
Net foreign currency transaction gain (loss)			218,128	396,708	(2,723)	94,196
Net gain (loss) on financial instruments designated at fair value through profit or loss			(418,000)	(377,016)	788,021	697,855
Net gain on disposal of available-for-sale financial assets	12		174,389	528,961	159,911	693,281
Impairment losses on financial assets	11,24		(240,508)	(901,227)	(273,858)	(1,008,836)
General and administrative expenses	25		(1,067,993)	(3,229,394)	(1,099,702)	(3,240,787)
Other operating expenses, net			(203,376)	(565,434)	(85,386)	(274,181)

Operating income			936,903	2,482,512	778,701	2,417,387
Equity method income	14		2,130	5,890	3,574	13,979
Other non-operating income, net			9,215	48,402	91,552	152,891

Profit before income taxes			948,248	2,536,804	873,827	2,584,257

Income tax expense	26		225,848	326,284	175,720	561,091

Profit for the period		~~W~~	722,400	2,210,520	698,107	2,023,166

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(In millions of won, except earnings per share data)	Note	2016			2015
		Three- month period		Nine- month period	Three- month period	Nine- month period
Other comprehensive income (loss) for the period, net of income tax	21
Items that are or may be reclassified to profit or less:
Foreign currency translation adjustments for foreign operations		~~W~~	(97,374)	(82,980)	35,915	47,598
Net change in unrealized fair value of available-for-sale financial assets			(115,257)	(93,325)	(47,081)	(157,341)
Equity in other comprehensive income (loss) of associates			1,950	695	(189)	8,303
Net change in unrealized fair value of cash flow hedges			5,724	(7,124)	1,313	(2,791)
Other comprehensive income of separate accounts			(784)	5,143	2,163	5,802

			(205,741)	(177,591)	(7,879)	(98,429)
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefit plans			(642)	(80,535)	(1,172)	(42,473)
Equity in other comprehensive income (loss) of associates			(8)	2	453	272

			(650)	(80,533)	(719)	(42,201)

Total other comprehensive loss, net of income tax			(206,391)	(258,124)	(8,598)	(140,630)

Total comprehensive income for the period		~~W~~	516,009	1,952,396	689,509	1,882,536

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	21,27	~~W~~	707,905	2,162,696	679,003	1,963,143
Non-controlling interests			14,495	47,824	19,104	60,023

		~~W~~	722,400	2,210,520	698,107	2,023,166

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	502,509	1,906,566	669,556	1,825,926
Non-controlling interests			13,500	45,830	19,953	56,610

		~~W~~	516,009	1,952,396	689,509	1,882,536

Earnings per share:	21,27
Basic and diluted earnings per share in won		~~W~~	1,473	4,460	1,379	3,990

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the nine-month period ended September 30, 2015

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Other equity instruments	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2015	~~W~~	2,645,053	537,443	9,887,335	(393,405)	637,894	15,869,779	29,184,099	1,330,809	30,514,908
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	1,963,143	1,963,143	60,023	2,023,166
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	49,032	—	49,032	(1,434)	47,598
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(157,809)	—	(157,809)	468	(157,341)
Equity in other comprehensive income of associates		—	—	—	—	8,575	—	8,575	—	8,575
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(2,791)	—	(2,791)	—	(2,791)
Other comprehensive income of separate account		—	—	—	—	5,802	—	5,802	—	5,802
Remeasurements of defined benefit plans		—	—	—	—	(40,026)	—	(40,026)	(2,447)	(42,473)

Total other comprehensive loss		—	—	—	—	(137,217)	—	(137,217)	(3,413)	(140,630)

Total comprehensive income		—	—	—	—	(137,217)	1,963,143	1,825,926	56,610	1,882,536

Other changes in equity
Dividends		—	—	—	—	—	(512,428)	(512,428)	—	(512,428)
Dividends to hybrid bonds		—	—	—	—	—	(24,789)	(24,789)	—	(24,789)
Issuance of hybrid bonds		—	199,455	—	—	—	—	199,455	—	199,455
Change in other capital adjustments		—	—	—	(30,131)	—	(900)	(31,031)	—	(31,031)
Change in other non-controlling interests		—	—	—	—	—	—	—	(354,012)	(354,012)

		—	199,455	—	(30,131)	—	(538,117)	(368,793)	(354,012)	(722,805)

Balance at September 30, 2015	~~W~~	2,645,053	736,898	9,887,335	(423,536)	500,677	17,294,805	30,641,232	1,033,407	31,674,639

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2016

(Unaudited)

	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.								Non- controlling interests	Total
(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income	Retained earnings	Sub-total
Balance at January 1, 2016	~~W~~	2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	969,981	31,809,636
Retrospective adjustment for a business combination (note 33)		—	—	—	—	—	—	—	3,420	3,420
Balance at January 1, 2016 (adjusted)		2,645,053	736,898	9,887,335	(423,536)	304,771	17,689,134	30,839,655	973,401	31,813,056
Total comprehensive income for the period
Profit for the period		—	—	—	—	—	2,162,696	2,162,696	47,824	2,210,520
Other comprehensive income (loss), net of income tax:
Foreign currency translation adjustments		—	—	—	—	(82,385)	—	(82,385)	(595)	(82,980)
Net change in unrealized fair value of available-for-sale financial assets		—	—	—	—	(93,630)	—	(93,630)	305	(93,325)
Equity in other comprehensive income of associates		—	—	—	—	697	—	697	—	697
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(7,124)	—	(7,124)	—	(7,124)
Other comprehensive income of separate account		—	—	—	—	5,143	—	5,143	—	5,143
Remeasurements of defined benefit plans		—	—	—	—	(78,831)	—	(78,831)	(1,704)	(80,535)

Total other comprehensive loss		—	—	—	—	(256,130)	—	(256,130)	(1,994)	(258,124)

Total comprehensive income		—	—	—	—	(256,130)	2,162,696	1,906,566	45,830	1,952,396

Other changes in equity
Dividends		—	—	—	—	—	(630,978)	(630,978)	—	(630,978)
Dividends to hybrid bonds		—	—	—	—	—	(29,001)	(29,001)	—	(29,001)
Change in other capital adjustments		—	—	—	(30,764)	362	(30,898)	(61,300)	—	(61,300)
Redemption of preferred stock		—	—	—	—	—	(1,125,906)	(1,125,906)	—	(1,125,906)
Change in other non-controlling interests		—	—	—	—	—	—	—	(373,947)	(373,947)

		—	—	—	(30,764)	362	(1,816,783)	(1,847,185)	(373,947)	(2,221,132)

Balance at September 30, 2016	~~W~~	2,645,053	736,898	9,887,335	(454,300)	49,003	18,035,047	30,899,036	645,284	31,544,320

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from operating activities
Profit before income taxes		~~W~~	2,536,804	2,584,257
Adjustments for:
Interest income	22		(8,371,814)	(8,374,623)
Interest expense	22		3,059,056	3,410,906
Dividend income			(203,660)	(228,750)
Net fees and commission expense			123,514	121,895
Net insurance loss			2,068,528	2,030,139
Net trading loss (gain)			(23,325)	932,820
Net foreign currency translation loss (gain)			(195,388)	141,260
Net loss (gain) on financial assets designated at fair value through profit or loss			115,139	(975,889)
Net gain on disposal of available-for-sale financial assets	12		(528,961)	(693,281)
Provision for credit losses	11		828,694	846,984
Impairment losses on other financial assets	24		72,533	161,852
Employee costs			151,271	139,148
Depreciation and amortization	25		198,026	202,422
Other operating income			(255,818)	(611,730)
Equity method income, net	14		(5,890)	(13,979)
Other non-operating income, net			(1,494)	(2,406)

			(2,969,589)	(2,913,232)

Changes in assets and liabilities:
Due from banks			4,330,483	(3,239,512)
Trading assets and liabilities			(5,951,297)	(249,802)
Financial instruments designated at fair value through profit or loss			305,298	(141,150)
Derivative instruments			(295,008)	(329,377)
Loans			(13,757,892)	(12,659,785)
Other assets			(7,546,312)	(5,297,729)
Deposits			15,651,219	14,249,914
Liabilities for defined benefit obligations			(167,590)	(121,666)
Provisions			(55,295)	(52,099)
Other liabilities			5,907,911	5,431,213

			(1,578,483)	(2,409,993)

Income taxes paid			(489,640)	(580,422)
Interest received			8,321,858	8,243,699
Interest paid			(3,701,703)	(4,430,442)
Dividends received			231,237	232,052

Net cash provided by operating activities		~~W~~	2,350,484	725,919

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flow (Continued)

For the nine-month periods ended September 30, 2016 and 2015

(Unaudited)

(In millions of won)	Note	2016		2015
Cash flows from investing activities
Proceeds from disposal of available-for-sale financial assets		~~W~~	23,383,922	24,584,476
Acquisition of available-for-sale financial assets			(25,943,768)	(24,704,484)
Proceeds from disposal of held-to-maturity financial assets			1,457,717	1,795,376
Acquisition of held-to-maturity financial assets			(2,959,459)	(4,373,020)
Proceeds from disposal of property and equipment			3,465	925
Acquisition of property and equipment			(207,873)	(55,845)
Proceeds from disposal of intangible assets			6,717	4,288
Acquisition of intangible assets			(53,063)	(106,485)
Proceeds from disposal of investments in associates			56,671	21,507
Acquisition of investments in associates			(80,417)	(48,566)
Proceeds from disposal of investment property			20,140	18,920
Acquisition of investment property			(96,295)	(1,730)
Proceeds from disposal of assets held for sale			1,098	5,395
Net decrease in other assets			48,820	87,308
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			23,563	625
Settlement of derivative hedging instruments for available-for-sale financial assets			(51,744)	(10,200)
Business combination, net of cash used			(4,280)	(4,499)

Net cash used in investing activities			(4,394,786)	(2,786,009)

Cash flows from financing activities
Issuance of hybrid bonds			—	199,455
Net increase in borrowings			2,423,076	1,000,611
Proceeds from debt securities issued			11,804,024	12,365,162
Repayments of debt securities issued			(8,281,320)	(9,542,383)
Net decrease in other liabilities			(37,325)	(10,740)
Dividends paid			(659,273)	(536,485)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			11,614	15,641
Payment of hedging derivative financial instruments for debt securities issued			(1,486)	—
Redemption of preferred stock			(1,125,906)	—
Decrease in non-controlling interests			(434,042)	(354,234)

Net cash provided by financing activities			3,699,362	3,137,027

Effect of exchange rate fluctuations on cash and cash equivalents held			(21,280)	14,550

Increase in cash and cash equivalents			1,633,780	1,091,487

Cash and cash equivalents at beginning of period	29		4,607,251	5,604,411

Cash and cash equivalents at end of period	29	~~W~~	6,241,031	6,695,898

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

1.	Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a)	Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”) was incorporated on September 1, 2001. Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2016 and December 31, 2015 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2016	2015
Shinhan Financial Group Co., Ltd.	Shinhan Bank Co., Ltd.	Korea	September 30	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Investment Corp.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	68.9	68.9
”	Shinhan Credit Information Co., Ltd.	”	”	100.0	100.0
”	Shinhan Private Equity Inc.	”	”	100.0	100.0
”	Shinhan BNP Paribas Asset Management Co., Ltd.	”	”	65.0	65.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Data System	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan AITAS Co., Ltd.	”	”	99.8	99.8
Shinhan Bank Co., Ltd.	Shinhan Asia Limited	Hong Kong	”	99.9	99.9
”	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Khmer Bank PLC (*2)	Cambodia	”	90.0	90.0
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	SHB MULTIPLE MEXICO	Mexico	”	100.0	100.0
”	PT Bank Metro Express	Indonesia	”	97.76	97.76
”	PT Centratama Nasional Bank	”	”	75.0	75.0
Shinhan Card Co.,Ltd.	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	50.0	50.0
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	—
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	”	100.0	100.0
”	Shinhan Investment Corp. Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	—
Shinhan Private Equity Inc.	HKC&T Co., Ltd.	Korea	—	—	100.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	September 30	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

1.	Reporting entity (continued)

(*1)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan Savings Bank’s interest of 3.3% in Shinhan Khmer Bank PLC is not included.
(c)	Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	19 trusts managed by Shinhan Bank including development trust	A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 43 others	An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 3 others	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 47 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

(d)	Summarized financial information of the subsidiaries

i)	Condensed financial position for the Group’s subsidiaries as of September 30, 2016 and December 31, 2015 are as follows:

	2016				2015
	Total assets		Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	27,294,238	6,781,878	20,512,360	27,675,487	6,894,501	20,780,986
Shinhan Bank Co., Ltd.		305,291,681	284,239,325	21,052,356	285,015,818	264,173,045	20,842,773
Shinhan Card Co., Ltd.		24,571,610	18,825,398	5,746,212	23,347,702	17,127,969	6,219,733
Shinhan Investment Corp.		27,417,807	24,386,800	3,031,007	24,337,413	21,811,577	2,525,836
Shinhan Life Insurance Co., Ltd.		26,636,631	24,831,785	1,804,846	24,544,624	22,963,260	1,581,364
Shinhan Capital Co., Ltd.		4,182,722	3,542,069	640,653	4,076,553	3,458,433	618,120
Jeju Bank		5,073,930	4,745,609	328,321	4,464,601	4,146,580	318,021
Shinhan Credit Information Co., Ltd.		21,817	6,399	15,418	23,889	8,632	15,257
Shinhan Private Equity Inc.		108,449	96,689	11,760	119,042	108,030	11,012
Shinhan BNP Paribas Asset Management Co., Ltd.		156,556	11,982	144,574	170,164	15,356	154,808
SHC Management Co., Ltd.		8,841	635	8,206	8,411	615	7,796
Shinhan Data System		37,224	25,517	11,707	26,669	16,404	10,265
Shinhan Savings Bank		968,018	838,489	129,529	795,144	675,435	119,709
Shinhan AITAS Co., Ltd.		48,548	4,546	44,002	42,794	4,965	37,829

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

1.	Reporting entity (continued)

ii)	Condensed comprehensive income statement for the Group’s subsidiaries for the nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016				2015
	Operating income		Net income	Total com- prehensive income	Operating income	Net income	Total com- prehensive income
Shinhan Financial Group (separate)	~~W~~	1,720,894	1,519,099	1,517,259	1,167,565	935,150	935,359
Shinhan Bank Co., Ltd.		13,606,998	1,511,722	1,290,473	12,521,702	1,253,018	1,146,244
Shinhan Card Co., Ltd.		3,558,197	532,202	421,323	3,599,796	521,548	442,905
Shinhan Investment Corp.		3,362,183	85,822	74,407	4,369,896	194,202	204,697
Shinhan Life Insurance Co., Ltd.		4,262,441	127,557	228,394	4,122,202	88,344	126,108
Shinhan Capital Co., Ltd.		232,717	30,094	30,152	295,586	41,346	44,406
Jeju Bank		140,396	17,034	12,497	124,219	15,728	13,115
Shinhan Credit Information Co., Ltd.		18,641	254	159	20,511	932	796
Shinhan Private Equity Inc.		12,825	820	1,110	253,878	4,803	4,915
Shinhan BNP Paribas Asset Management Co., Ltd.		52,498	11,126	11,057	65,219	18,565	18,757
SHC Management Co., Ltd.		89	409	409	261	207	207
Shinhan Data System		57,925	1,638	1,430	53,969	867	1,391
Shinhan Savings Bank.		48,436	11,109	9,813	46,942	9,783	7,490
Shinhan AITAS Co., Ltd.		27,549	6,163	6,163	24,623	5,348	5,348

(*1)	Condensed financial information of the subsidiaries is based on the consolidated financial information, if applicable.
(*2)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

2.	Basis of preparation

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2015. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(b) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2015.

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2015.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

4.	Financial risk management

(a) Overview

As a financial services provider, the Group is exposed to various risks relating to lending, credit card, insurance, securities investment, trading and leasing businesses, its deposit taking and borrowing activities in addition to the operating environment.

The principal risks to which the Group is exposed are credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at the company level and implemented at the subsidiary level through a carefully stratified checks-and-balances system.

i) Risk management organization

The Group risk management system is organized along with the following hierarchy: from the top and at the Company level, the Group Risk Management Committee, the Group Risk Management Council, the Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committees and the Risk Management Team of the relevant subsidiary.

The Group Risk Management Committee, which is under the supervision of the controlling company’s Board of Directors, sets the basic group wide risk management policies and strategies. The controlling company’s Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council, whose members consist of the controlling company’s Chief Risk Officer and the risk management team heads of each of subsidiaries, coordinates the risk management policies and strategies at the group level as well as at the subsidiary level among each of subsidiaries.

Each of subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group wide risk management policies and strategies at the subsidiary level as well as to set risk management policies and strategies specific to such subsidiary in line with the group wide guidelines. The Group also has the Group Risk Management Team, which supports the controlling company’s Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group wide risk at an appropriate level, the Group use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of subsidiaries, and the Risk Management Committee and the Risk Management Council of each of subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more details by type of risk and type of product for each department and division within such subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

4.	Financial risk management (continued)

ii) Risk management framework

The Group takes the following steps to implement the foregoing risk management principles:

•	Risk capital management – Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite among total assets so that the Group can maintain an appropriate level of risk capital. As part of the Group’s risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group’s business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group’s business do not exceed prescribed limits.

•	Risk monitoring – The Group proactively, preemptively and periodically review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the controlling company any factors that could have a material impact on the group wide risk management, and the controlling company reports to the Group’s Chief Risk Officer and other members of the Group’s senior management the results of risk monitoring on a weekly, monthly and continual basis. In addition, the Group performs preemptive risk management through a “risk dashboard system” under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

•	Risk review – Prior to entering any new business, offering any new products or changing any major policies, the Group reviews any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, promotes reasonable decision-making in order to avoid taking any unduly risky action. The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

•	Risk management – The Group maintain a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, “alert”, “imminent crisis” and “crisis”, determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the occurrence of any contingency at two or more subsidiaries, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

i)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Due from banks and loans (*1),(*3):
Banks	~~W~~	16,331,666	14,486,162
Retail		116,688,760	107,030,770
Government		10,508,171	16,701,241
Corporations		113,912,031	110,468,717
Card receivable		18,018,237	17,821,341

		275,458,865	266,508,231

Trading assets		23,554,681	19,595,405
Financial assets designated at FVTPL (*4)		2,194,141	2,329,018
AFS financial assets (*5)		31,526,971	29,037,640
HTM financial assets (*6)		17,716,500	16,192,060
Derivative assets		2,699,358	1,994,714
Other financial assets (*1),(*2)		18,323,772	11,878,420
Financial guarantee contracts		3,515,565	3,679,486
Loan commitments and other credit liabilities		74,987,232	76,965,151

	~~W~~	449,977,085	428,180,125

(*1)	The maximum exposure amounts for due from banks, loans and other financial assets are recorded as net of allowances.
(*2)	Although considered in the monitoring of maximum credit exposures, the credit quality of other financial assets are not included in the details of the Group’s main credit quality disclosures as other financial assets mainly comprise brokerage, securities and spot transaction related receivables, accrued interest receivables, secured key money deposits and domestic exchange settlement debit settled in a day.
(*3)	Due from banks and loans were classified as similar credit risk group when calculating the BIS ratio under new Basel Capital Accord (Basel III).
(*4)	FVTPL : fair value through profit or loss
(*5)	AFS : available-for-sale
(*6)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Due from banks and loans by past due or impairment

•	Due from banks and loans as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	16,354,387	116,295,308	10,509,914	113,502,348	17,813,783	274,475,740
Past due but not impaired		—	457,435	73	353,398	483,476	1,294,382
Impaired		—	334,294	—	1,340,382	411,362	2,086,038

		16,354,387	117,087,037	10,509,987	115,196,128	18,708,621	277,856,160
Less : allowance		(22,721)	(398,277)	(1,816)	(1,284,097)	(690,384)	(2,397,295)

	~~W~~	16,331,666	116,688,760	10,508,171	113,912,031	18,018,237	275,458,865

	2015
	Banks		Retail	Government	Corporations	Card	Total
Neither past due nor impaired	~~W~~	14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Past due but not impaired		—	404,121	—	156,337	403,413	963,871
Impaired		—	264,754	—	1,221,700	415,731	1,902,185

		14,511,673	107,360,028	16,704,356	111,766,846	18,496,577	268,839,480
Less : allowance		(25,511)	(329,258)	(3,115)	(1,298,129)	(675,236)	(2,331,249)

	~~W~~	14,486,162	107,030,770	16,701,241	110,468,717	17,821,341	266,508,231

•	Credit quality of due from banks and loans that are neither past due nor impaired as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	16,354,387	110,434,306	10,509,914	76,594,373	14,470,804	228,363,784
Grade 2 (*1)		—	5,861,002	—	36,907,975	3,342,979	46,111,956

		16,354,387	116,295,308	10,509,914	113,502,348	17,813,783	274,475,740
Less : allowance		(22,721)	(201,261)	(1,816)	(719,307)	(363,609)	(1,308,714)

	~~W~~	16,331,666	116,094,047	10,508,098	112,783,041	17,450,174	273,167,026

Mitigation of credit risk due to collateral (*2)	~~W~~	18,560	73,765,594	—	60,175,228	5,470	133,964,852

	2015
	Banks		Retail	Government	Corporations	Card	Total
Grade 1 (*1)	~~W~~	14,511,673	100,677,960	16,704,356	72,501,523	15,133,363	219,528,875
Grade 2 (*1)		—	6,013,193	—	37,887,286	2,544,070	46,444,549

		14,511,673	106,691,153	16,704,356	110,388,809	17,677,433	265,973,424
Less : allowance		(25,511)	(178,313)	(3,115)	(734,136)	(356,815)	(1,297,890)

	~~W~~	14,486,162	106,512,840	16,701,241	109,654,673	17,320,618	264,675,534

Mitigation of credit risk due to collateral (*2)	~~W~~	124,306	69,399,485	—	57,477,691	5,045	127,006,527

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments (*)	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations (Loans and Credit Cards)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

Credit cards (Individuals)	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

(*)	In the case of loans to banks and governments that are neither past due nor impaired, Shinhan Bank classified loans with a sovereign rating of 6 or above as Grade 1 and those with a sovereign rating of below 6 as Grade 2. Under the guidelines set forth by the Financial Supervisory Commission of Korea, all major commercial banks in Korea, including Shinhan Bank, follow the standardized approach under Basel III for purposes of computing Bank of International Settlement (BIS) ratios for risk classifications of loans to banks and governments. Under this standardized approach under Basel III, risk classification for loans to banks and governments are determined on the basis of sovereign credit ratings, and not internal credit ratings assigned by the lending bank that are specific to the individual banks and governments. More specifically, this approach involves classifying loans to banks and governments in a given jurisdiction as either Grade 1 or Grade 2 based on the sovereign credit ratings for the government of such jurisdiction as determined by the Organization for Economic Co-operation and Development (“OECD”). As for the Group’s subsidiaries other than Shinhan Bank, risk classification of loans to banks and governments is made based on their respective internal credit ratings as these subsidiaries are not subject to the aforesaid guidelines of the Financial Supervisory Commission relating to Basel III risk classification.
(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Aging analyses of due from banks and loans that are past due but not impaired as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	360,753	73	282,158	401,892	1,044,876
31~60 days		—	47,694	—	40,746	58,645	147,085
61~90 days		—	35,590	—	22,734	22,671	80,995
More than 90 days		—	13,398	—	7,760	268	21,426

		—	457,435	73	353,398	483,476	1,294,382
Less : allowance		—	(34,728)	—	(13,544)	(70,915)	(119,187)

	~~W~~	—	422,707	73	339,854	412,561	1,175,195

Mitigation of credit risk due to collateral (*)	~~W~~	—	294,804	—	91,408	202	386,414

	2015
	Banks		Retail	Government	Corporations	Card	Total
Less than 30 days	~~W~~	—	311,602	—	108,683	342,708	762,993
31~60 days		—	52,331	—	24,139	43,158	119,628
61~90 days		—	25,967	—	10,551	17,329	53,847
More than 90 days		—	14,221	—	12,964	218	27,403

		—	404,121	—	156,337	403,413	963,871
Less : allowance		—	(32,876)	—	(9,884)	(60,757)	(103,517)

	~~W~~	—	371,245	—	146,453	342,656	860,354

Mitigation of credit risk due to collateral (*)	~~W~~	—	258,827	—	54,985	8	313,820

•	Due from banks and loans that are impaired as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	334,294	—	1,340,382	411,362	2,086,038
Less : allowance		—	(162,288)	—	(551,246)	(255,860)	(969,394)

	~~W~~	—	172,006	—	789,136	155,502	1,116,644

Mitigation of credit risk due to collateral (*)	~~W~~	—	115,659	—	479,282	13	594,954

	2015
	Banks		Retail	Government	Corporations	Card	Total
Impaired	~~W~~	—	264,754	—	1,221,700	415,731	1,902,185
Less : allowance		—	(118,069)	—	(554,109)	(257,664)	(929,842)

	~~W~~	—	146,685	—	667,591	158,067	972,343

Mitigation of credit risk due to collateral (*)	~~W~~	—	109,869	—	399,142	7	509,018

(*)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iii)	Credit rating

•	Credit ratings of debt securities as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	10,301,389	97,717	17,995,023	14,090,135	42,484,264
AA- to AA+		4,599,029	551,393	6,341,495	2,753,398	14,245,315
A- to A+		5,035,479	1,329,629	4,362,577	515,207	11,242,892
BBB- to BBB+		1,320,727	215,402	1,256,550	54,898	2,847,577
Lower than BBB-		36,296	—	417,733	137,833	591,862
Unrated		2,016,381	—	1,153,593	165,029	3,335,003

		~~W~~ 23,309,301	2,194,141	31,526,971	17,716,500	74,746,913

	2015
	Trading assets		Financial assets designated at FVTPL (*)	Available–for- sale financial assets	Held-to- maturity financial assets	Total
AAA	~~W~~	6,972,123	143,888	18,885,297	13,046,394	39,047,702
AA- to AA+		5,144,783	676,975	4,004,980	2,342,271	12,169,009
A- to A+		4,745,915	1,269,073	3,923,203	576,568	10,514,759
BBB- to BBB+		917,401	239,082	941,149	35,160	2,132,792
Lower than BBB-		83,410	—	419,080	68,672	571,162
Unrated		1,582,553	—	863,931	122,995	2,569,479

		~~W~~ 19,446,185	2,329,018	29,037,640	16,192,060	67,004,903

(*)	FVTPL : fair value through profit or loss

•	The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS : Korea Investors Service
(*2)	KR : Korea Ratings

•	Credit status of debt securities as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Neither past due nor impaired	~~W~~	74,745,545	67,003,273
Impaired		1,368	1,631

	~~W~~	74,746,913	67,004,904

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

iv)	Concentration by industry sector

An analysis of concentration by industry sector of due from banks and loans, net of allowance, as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	13,484,160	54	—	11,248	2,836,204	—	16,331,666
Retail		—	—	—	—	—	116,688,760	116,688,760
Government		9,760,380	3,991	—	—	743,800	—	10,508,171
Corporations		4,948,468	38,991,493	15,401,851	20,407,807	34,162,412	—	113,912,031
Card		34,648	235,638	120,868	34,865	297,642	17,294,576	18,018,237

		28,227,656	39,231,176	15,522,719	20,453,920	38,040,058	133,983,336	275,458,865

Trading assets		14,738,407	1,166,800	870,540	340,259	6,438,675	—	23,554,681
Financial assets designated at FVTPL (*1)		1,619,902	169,065	27,926	14,997	362,251	—	2,194,141
AFS financial assets (*2)		22,104,508	940,947	170,604	425,401	7,885,511	—	31,526,971
HTM financial assets (*3)		4,559,694	49,114	—	726,355	12,381,337	—	17,716,500

	~~W~~	71,250,167	41,557,102	16,591,789	21,960,932	65,107,832	133,983,336	350,451,158

	2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Other	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	11,865,178	—	—	67,609	2,553,375	—	14,486,162
Retail		—	—	—	—	—	107,030,770	107,030,770
Government		15,625,885	—	—	—	1,075,356	—	16,701,241
Corporations		4,235,517	38,918,439	14,744,780	19,716,006	32,853,975	—	110,468,717
Card		43,583	171,851	122,112	31,666	337,817	17,114,312	17,821,341

		31,770,163	39,090,290	14,866,892	19,815,281	36,820,523	124,145,082	266,508,231

Trading assets		13,066,258	722,383	661,426	457,132	4,688,206	—	19,595,405
Financial assets designated at FVTPL (*1)		1,823,687	109,677	67,973	—	327,681	—	2,329,018
AFS financial assets (*2)		20,656,569	999,752	161,597	413,683	6,806,039	—	29,037,640
HTM financial assets (*3)		4,630,157	66,283	—	614,439	10,881,181	—	16,192,060

	~~W~~	71,946,834	40,988,385	15,757,888	21,300,535	59,523,630	124,145,082	333,662,354

(*1)	FVTPL : fair value through profit or loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(c) Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.

Interest rate risk from non-trading positions is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of the Group and affects the earnings and the economic value of net assets of the Group.

Foreign exchange risk arises from the Group’s assets and liabilities which are denominated in currencies other than Korean Won.

i)	Market risk management from trading positions

Trading activities are to realize short-term trading profits in debt and stock markets and foreign exchange markets based on short-term forecast of changes in market situation and profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions. The Group manages market risk related to its trading positions using VaR and market value-based tool.

An analysis of market risk for trading positions of the major subsidiaries as of and for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

i-1) Shinhan Bank

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	19,122	23,239	16,085	19,255
Stock price		10,886	16,280	4,729	5,149
Foreign exchange (*)		58,626	77,822	54,903	55,307
Option volatility		84	144	50	130
Commodity		12	46	1	24
Portfolio diversification		(25,915)	(40,086)	(21,574)	(24,694)

	~~W~~	62,815	77,445	54,194	55,171

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	37,341	43,746	33,849	35,976
Stock price		8,258	9,049	6,995	7,056
Foreign exchange (*)		45,102	54,459	36,549	44,475
Option volatility		355	550	262	262
Commodity		5	21	—	3
Portfolio diversification		(35,789)	(45,895)	(25,953)	(30,699)

	~~W~~	55,272	61,930	51,702	57,073

(*)	Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-2) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the nine-month period ended September 30, 2016 and the year ended December 31, 2015, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2016
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	800	1,200	550	1,200
Foreign exchange		30,878	34,909	24,402	24,402

	~~W~~	31,678	36,109	24,952	25,602

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	1,685	3,011	650	650
Foreign exchange		38,214	42,208	33,759	33,759

	~~W~~	39,899	45,219	34,409	34,409

(*)	Shinhan Card fully hedges all the cash flows from foreign currency liabilities by swap transactions and is narrowly exposed to foreign exchange risk relating to foreign currency equity securities held for non-trading purposes.

i-3) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	8,031	16,266	5,380	8,167
Stock price		14,660	24,276	7,912	12,929
Foreign exchange		7,029	19,976	1,017	8,157
Option volatility		5,615	18,680	1,477	11,295
Portfolio diversification		(11,951)	(44,652)	893	(12,712)

	~~W~~	23,384	34,546	16,679	27,836

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	6,879	16,542	2,707	7,274
Stock price		19,397	64,650	10,213	19,047
Foreign exchange		5,680	10,881	2,845	7,489
Option volatility		2,634	5,207	175	4,396
Portfolio diversification		(11,714)	(32,096)	(4,062)	(8,460)

	~~W~~	22,876	65,184	11,878	29,746

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i-4) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Average		Maximum	Minimum	September 30
Interest rate	~~W~~	314	1,049	213	1,043
Stock price		236	1,585	—	352
Foreign exchange		1,402	2,238	87	2,035
Option volatility		767	2,482	71	1,915

	~~W~~	2,719	7,354	371	5,345

	2015
	Average		Maximum	Minimum	December 31
Interest rate	~~W~~	585	817	298	303
Stock price		275	1,190	—	—
Foreign exchange		1,308	2,337	511	1,780
Option volatility		541	1,868	108	138

	~~W~~	2,709	6,212	917	2,221

ii)	Interest rate risk management from non-trading positions

Principal market risk from non-trading activities of the Group is interest rate risk, which affects the Group’s earnings and the economic value of the Group’s net assets:

•	Earnings: interest rate fluctuations have an effect on the Group’s net interest income by affecting its interest-sensitive operating income and expenses and EaR (Earnings at Risk) is a commonly used risk management technique.

•	Economic value of net assets: interest rate fluctuations influence the Group’s net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of the Group and VaR is a commonly used risk management technique.

Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

Accordingly, the Group measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Non-trading positions for interest rate VaR and EaR as of September 30, 2016 and December 31, 2015 are as follows:

ii-1) Shinhan Bank

	2016		2015
VaR (*1)	~~W~~	184,570	202,029
EaR (*2)		21,585	185,254

ii-2) Shinhan Card

	2016		2015
VaR (*1)	~~W~~	79,412	88,825
EaR (*2)		25,011	12,663

ii-3) Shinhan Investment

	2016		2015
VaR (*1)	~~W~~	10,444	9,846
EaR (*2)		104,843	85,881

ii-4) Shinhan Life Insurance

	2016		2015
VaR (*1)	~~W~~	218,801	206,432
EaR (*2)		53,186	5,947

(*1)	The interest rate VaR represents the maximum anticipated loss in a net asset value in one year under confidence level of 99.9% and is measured by the internal model.
(*2)	The interest rate EaR was calculated by the Financial Supervisory Service regulations based on the “middle of time band” and interest shocks by 200 basis points for each time bucket as recommended under the Basel Accord.

iii)	Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency. The limit for currencies other than the U.S. dollar, Japanese yen, Euro and Chinese yuan is set in a conservative manner in order to minimize trading in such currencies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group wide level, the Group manages liquidity risk by     conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the “limit management index”, “early warning index” and “monitoring index”.

Contractual maturities for financial instruments including cash flows of principal and interest and off balance sheet as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	116,880,783	29,209,499	27,312,580	48,732,624	13,145,142	2,676,628	237,957,256
Trading liabilities		2,172,680	—	—	—	—	—	2,172,680
Financial liabilities designated at fair value through profit or loss		305,535	1,110,268	658,036	1,053,276	5,366,173	756,768	9,250,056
Borrowings		13,372,417	2,090,697	1,075,151	1,473,543	4,425,418	1,720,233	24,157,459
Debt securities issued		1,791,764	4,069,183	2,889,955	8,583,570	24,762,610	5,501,471	47,598,553
Other financial liabilities		23,508,703	26,750	159,405	162,888	346,418	57,946	24,262,110

	~~W~~	158,031,882	36,506,397	32,095,127	60,005,901	48,045,761	10,713,046	345,398,114

Off balance sheet (*3):
Financial guarantee contracts	~~W~~	3,515,565	—	—	—	—	—	3,515,565
Loan commitments and others		75,192,618	—	—	—	—	—	75,192,618

	~~W~~	78,708,183	—	—	—	—	—	78,708,183

Derivatives:
Cash inflows	~~W~~	2,714,771	415,469	471,217	1,749,253	1,483,827	107,592	6,942,129
Cash outflows		(2,997,042)	(391,564)	(375,354)	(1,596,863)	(1,425,974)	(21,190)	(6,807,987)

	~~W~~	(282,271)	23,905	95,863	152,390	57,853	86,402	134,142

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2015
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	108,029,850	21,996,113	26,252,328	51,392,270	13,511,745	3,415,583	224,597,889
Trading liabilities		2,135,390	—	—	—	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		151,597	368,648	335,632	1,586,608	5,496,762	977,743	8,916,990
Borrowings		10,799,071	2,321,249	1,410,898	2,392,047	4,425,261	682,720	22,031,246
Debt securities issued		805,212	2,582,626	3,036,650	8,292,380	25,620,414	4,096,669	44,433,951
Other financial liabilities		18,623,136	34,873	303,104	154,200	321,174	55,163	19,491,650

	~~W~~	140,544,256	27,303,509	31,338,612	63,817,505	49,375,356	9,227,878	321,607,116

Off balance sheet (*3):
Financial guarantee contracts	~~W~~	3,679,486	—	—	—	—	—	3,679,486
Loan commitments and others		76,965,151	—	—	—	—	—	76,965,151

	~~W~~	80,644,637	—	—	—	—	—	80,644,637

Derivatives:
Cash inflows	~~W~~	2,040,644	493,895	375,267	1,127,109	1,835,195	42,160	5,914,270
Cash outflows		(2,601,358)	(329,658)	(354,063)	(1,075,864)	(1,645,263)	(30,270)	(6,036,476)

	~~W~~	(560,714)	164,237	21,204	51,245	189,932	11,890	(122,206)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~90,329,945 million and ~~W~~83,639,042 million as of September 30, 2016 and December 31, 2015, respectively, are included in the ‘less than 1 month’ category.
(*3)	Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counter party requests payment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(e) Capital risk management

The Group, controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

“Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on Bank of International Settlement standards. “Equity capital”, as applicable to bank holding companies, is defined as the sum of Common Equity Tier 1 capital (including common stock, share premium resulting from the issue of instruments classified as common equity Tier 1, retained earnings, etc.), Additional Tier 1 capital (with the minimum set of criteria for an instrument issued by the Group to meet, i.e. ‘perpetual’) and Tier 2 capital (to provide loss absorption on a gone-concern basis) less any deductible items (including goodwill, income tax assets, etc.), each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

The consolidated equity capital ratio as of September 30, 2016 was 13.87% (unreviewed).

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses various valuation techniques and is setting rational assumptions based on the present market situations. Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

•	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

•	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

•	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

i)	Financial instruments measured at fair value

•	The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	12,150,547	16,483,620	133,450	28,767,617
Financial assets designated at fair value through profit or loss		148,191	2,563,970	445,047	3,157,208
Derivative assets		26,355	2,558,194	114,809	2,699,358
Available-for-sale financial assets		9,230,083	23,587,046	3,922,812	36,739,941

	~~W~~	21,555,176	45,192,830	4,616,118	71,364,124

Financial liabilities:
Trading liabilities	~~W~~	2,172,680	—	—	2,172,680
Financial liabilities designated at fair value through profit or loss		80,508	2,141,519	7,027,785	9,249,812
Derivative liabilities		21,473	2,418,633	551,972	2,992,078

	~~W~~	2,274,661	4,560,152	7,579,757	14,414,570

	2015
	Level 1		Level 2	Level 3	Total
Financial assets:
Trading assets	~~W~~	6,814,643	15,622,203	201,603	22,638,449
Financial assets designated at fair value through profit or loss		139,697	2,653,345	451,124	3,244,166
Derivative assets		4,881	1,848,775	141,058	1,994,714
Available-for-sale financial assets		10,810,474	20,176,539	2,979,058	33,966,071

	~~W~~	17,769,695	40,300,862	3,772,843	61,843,400

Financial liabilities:
Trading liabilities	~~W~~	2,135,390	—	—	2,135,390
Financial liabilities designated at fair value through profit or loss		86,532	2,385,179	6,444,621	8,916,332
Derivative liabilities		9,122	1,745,267	844,899	2,599,288

	~~W~~	2,231,044	4,130,446	7,289,520	13,651,010

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the year (*1)		2,079	(13,235)	4,403	193,327	(346,662)
Recognized in other comprehensive loss for the period		—	—	(29,418)	—	—

		2,079	(13,235)	(25,015)	193,327	(346,662)
Purchase		76,000	150,697	1,199,587	9,431	—
Issue		—	—	—	—	(3,442,272)
Settlement		(146,232)	(143,539)	(236,678)	63,920	3,205,770
Transfer in (*2)		—	—	20,383	—	—
Transfer out (*2)		—	—	(14,523)	—	—

Ending balance	~~W~~	133,450	445,047	3,922,812	(437,163)	(7,027,785)

	2015
	Trading assets		Financial assets designated at FVTPL (*3)	Available-for- sale financial assets	Derivative assets and liabilities, net	Financial liabilities designated at FVTPL (*3)
Beginning balance	~~W~~	165,790	559,465	2,583,513	(38,448)	(6,988,434)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		4,426	(70,335)	61,988	(594,773)	469,274
Recognized in other comprehensive loss for the year		—	—	(32,170)	(163)	—

		4,426	(70,335)	29,818	(594,936)	469,274
Purchase		278,477	354,258	903,357	15,932	(179)
Issue		—	—	—	—	(7,662,427)
Settlement		(247,090)	(392,264)	(462,617)	(86,327)	7,737,145
Transfer in (*2)		—	—	23,511	—	—
Transfer out (*2)		—	—	(98,524)	(62)	—

Ending balance	~~W~~	201,603	451,124	2,979,058	(703,841)	(6,444,621)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(*1)	Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month periods ended September 30, 2016 and the year ended December 31, 2015, are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2016			2015
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of September 30	Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Trading income (loss)	~~W~~	245,261	4,747	(517,524)	(797,960)
Gain (loss) on financial instruments designated at FVTPL		(359,898)	(105,984)	398,938	726,298
Gain on disposal of available-for-sale financial assets		22,006	453	148,084	—
Impairment losses on financial assets		(4,058)	(3,399)	(88,327)	(85,679)
Other operating expenses		(63,399)	(63,491)	(70,591)	(70,385)

	~~W~~	(160,088)	(167,674)	(129,420)	(227,726)

(*2)	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data. The Group reviews the levels of financial instruments as of the end of the reporting period considering the related events and circumstances in the reporting period.
(*3)	FVTPL : fair value through profit or loss

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Trading assets:
Debt securities	DCF (*1)	~~W~~	12,648,129	Discount rate
Equity securities	NAV (*2)		3,835,491	Discount rate, Price of underlying assets

			16,483,620

Financial assets designated at fair value through profit or loss:
Debt securities	DCF (*1)		1,729,763	Discount rate
Equity securities	NAV (*2)		834,207	Discount rate, Price of underlying assets

			2,563,970

Derivative assets:
Trading	Option model, DCF (*1)		2,389,477	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			168,717

			2,558,194

Available-for-sale financial assets:
Debt securities	DCF (*1)		23,126,310	Discount rate, Growth rate Price of underlying assets
Equity securities	NAV (*2)		460,736

			23,587,046

			45,192,830

Liabilities
Financial liabilities designated at fair value through profit or loss:
Borrowings	DCF (*1)		2,141,519	Discount rate
Derivative liabilities:
Trading	Option model, DCF (*1)		2,317,224	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			101,409

			2,418,633

		~~W~~	4,560,152

(*1)	DCF : discounted cash flow
(*2)	NAV : net asset value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2016 are as follows:

Type of financial instrument	Valuation technique	Carrying value (*4)		Significant unobservable inputs	Range
Assets
Trading assets:
Debt securities	DCF (*1) Option model (*2)	~~W~~	90,015	The volatility of the underlying asset Correlations	0.44%~45.58% 65.35%~87.65%
Financial assets designated at fair value through profit or loss:
Debt securities and other securities	DCF (*1)		445,047	The volatility of the underlying asset Correlations	0.00%~72.00% (8.26%)~98.23%
Derivative assets:
Equity and foreign exchange related	Option model (*2)		64,872	The volatility of the underlying asset Correlations	0.00%~79.76% (44.72%)~100%
Interest rates related	Option model (*2)		34,405	The volatility of the underlying asset Regression coefficient Correlations	0.51%~63.41% 0.02%~2.05% 18.46%~58.34%
Credit and commodity related	Option model (*2)		15,532	The volatility of the underlying asset Correlations	0.68%~47.43% 0.00%~100%

			114,809

Available-for-sale financial assets:
Debt securities	DCF (*1)		235,952	Discount rate Growth rate	0.84%~18.50% 0.00%~2.00%
Equity securities	NAV (*3)		3,686,860

			3,922,812

		~~W~~	4,572,683

(*1)	DCF : discounted cash flow
(*2)	Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*3)	NAV : net asset value
(*4)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Liabilities
Financial liabilities designated at fair value through profit or loss:
Equity related	Option model (*1)		7,027,785	The volatility of the underlying asset Correlations	20.99%~28.63% 9.53%~58.13%
Derivative liabilities:
Equity and foreign exchange related	Option model (*1)		374,155	The volatility of the underlying asset Correlations	0.00%~79.81% (24.51%)~100%
Interest rates related	Option model (*1)		135,186	The volatility of the underlying asset Regression coefficient Correlations	0.51%~44.83% 0.02%~3.02% 21.95%~58.34%
Credit and commodity related	Option model (*1)		42,631	The volatility of the underlying asset Correlations	17.93%~30.99% 26.37%~47.56%

			551,972

		~~W~~	7,579,757

(*1)	Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	Sensitivity analysis for fair value measurements in Level 3

Although the Group believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different measurements of fair value.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2016 and December 31, 2015.

	2016
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	~~W~~	200	—
Financial assets designated at fair value through profit or loss		3,685	(4,038)
Derivative assets		8,776	(6,676)

		12,661	(10,714)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		67,305	(29,824)

	~~W~~	79,966	(40,538)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	57,558	(103,742)
Derivative liabilities		91,518	(54,678)

	~~W~~	149,076	(158,420)

	2015
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1):
Trading assets	~~W~~	64	(45)
Financial assets designated at fair value through profit or loss		2,837	(4,416)
Derivative assets		7,592	(11,254)

		10,493	(15,715)
Effects on other comprehensive income for the period:
Available-for-sale financial assets (*2)		90,343	(30,856)

	~~W~~	100,836	(46,571)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	64,089	(79,575)
Derivative liabilities		87,885	(62,248)

	~~W~~	151,974	(141,823)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10%~10%) or correlations (-10%~10%).
(*2)	Fair value changes are calculated by increasing or decreasing discount rate (-1%~1%) or growth rate (0%~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

ii)	Financial instruments measured at amortized cost

•	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

•	The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2016 and December 31, 2015 are as follows:

	2016			2015
	Carrying value		Fair value	Carrying value	Fair value
Assets:
Loans	~~W~~	259,444,043	263,042,645	246,441,361	249,182,868
Held-to-maturity financial assets		17,716,500	19,739,529	16,192,060	17,489,238
Other financial assets		18,323,771	18,355,738	11,878,420	11,907,777

	~~W~~	295,484,314	301,137,912	274,511,841	278,579,883

Liabilities:
Deposits	~~W~~	233,151,310	233,395,526	217,676,428	217,907,829
Borrowings		23,944,363	24,024,150	21,733,865	21,799,206
Debt securities issued		44,421,187	45,284,143	41,221,284	41,878,643
Other financial liabilities		24,305,457	24,293,805	19,535,670	19,508,155

	~~W~~	325,822,317	326,997,624	300,167,247	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

•	The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	27,220	2,383,800	260,631,625	263,042,645
Held-to-maturity financial assets		7,441,455	12,298,074	—	19,739,529
Other financial assets		47,809	12,956,911	5,351,018	18,355,738

	~~W~~	7,516,484	27,638,785	265,982,643	301,137,912

Liabilities:
Deposits	~~W~~	2,403,455	92,018,363	138,973,708	233,395,526
Borrowings		5,788,135	228,827	18,007,188	24,024,150
Debt securities issued in won		—	29,479,045	15,805,098	45,284,143
Other financial liabilities		46,647	9,727,303	14,519,855	24,293,805

	~~W~~	8,238,237	131,453,538	187,305,849	326,997,624

	2015
	Level 1		Level 2	Level 3	Total
Assets:
Loans	~~W~~	27,038	1,577,960	247,577,870	249,182,868
Held-to-maturity financial assets		6,360,572	11,128,666	—	17,489,238
Other financial assets		25,165	7,669,816	4,212,796	11,907,777

	~~W~~	6,412,775	20,376,442	251,790,666	278,579,883

Liabilities:
Deposits	~~W~~	2,102,888	85,012,736	130,792,205	217,907,829
Borrowings		5,499,951	273,026	16,026,229	21,799,206
Debt securities issued in won		—	27,375,939	14,502,704	41,878,643
Other financial liabilities		25,803	7,488,938	11,993,414	19,508,155

	~~W~~	7,628,642	120,150,639	173,314,552	301,093,833

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as September 30, 2016 and December 31, 2015 are as follows:

	2016
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	19,086,550	—	19,086,550
Trading assets		28,767,617	—	—	—	—	—	28,767,617
Financial assets designated at FVTPL (*1)		—	3,157,208	—	—	—	—	3,157,208
Derivatives		2,521,985	—	—	—	—	177,373	2,699,358
Loans		—	—	—	—	259,444,043	—	259,444,043
AFS financial assets (*2)		—	—	36,739,941	—	—	—	36,739,941
HTM financial assets (*3)		—	—	—	17,716,500	—	—	17,716,500
Other		—	—	—	—	18,323,771	—	18,323,771

	~~W~~	31,289,602	3,157,208	36,739,941	17,716,500	296,854,364	177,373	385,934,988

	2016
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	233,151,310	—	233,151,310
Trading liabilities		2,172,680	—	—	—	2,172,680
Financial liabilities designated at FVTPL (*1)		—	9,249,812	—	—	9,249,812
Derivatives		2,767,631	—	—	224,447	2,992,078
Borrowings		—	—	23,944,363	—	23,944,363
Debt securities issued		—	—	44,421,187	—	44,421,187
Other		—	—	24,305,457	—	24,305,457

	~~W~~	4,940,311	9,249,812	325,822,317	224,447	340,236,887

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

4.	Financial risk management (continued)

	2015
	Trading assets		FVTPL assets (*1)	AFS (*2)	HTM (*3)	Loans and receivable	Derivatives held for hedging	Total
Assets:
Cash and due from banks	~~W~~	—	—	—	—	22,024,404	—	22,024,404
Trading assets		22,638,449	—	—	—	—	—	22,638,449
Financial assets designated at FVTPL (*1)		—	3,244,166	—	—	—	—	3,244,166
Derivatives		1,813,361	—	—	—	—	181,353	1,994,714
Loans		—	—	—	—	246,441,361	—	246,441,361
AFS financial assets (*2)		—	—	33,966,071	—	—	—	33,966,071
HTM financial assets (*3)		—	—	—	16,192,060	—	—	16,192,060
Other		—	—	—	—	11,878,420	—	11,878,420

	~~W~~	24,451,810	3,244,166	33,966,071	16,192,060	280,344,185	181,353	358,379,645

	2015
	Trading liabilities		FVTPL liabilities (*1)	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	217,676,428	—	217,676,428
Trading liabilities		2,135,390	—	—	—	2,135,390
Financial liabilities designated at FVTPL (*1)		—	8,916,332	—	—	8,916,332
Derivatives		2,415,170	—	—	184,118	2,599,288
Borrowings		—	—	21,733,865	—	21,733,865
Debt securities issued		—	—	41,221,284	—	41,221,284
Other		—	—	19,535,670	—	19,535,670

	~~W~~	4,550,560	8,916,332	300,167,247	184,118	313,818,257

(*1)	FVTPL : fair value through profit of loss
(*2)	AFS : available-for-sale
(*3)	HTM : held-to-maturity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

5.	Changes in subsidiaries

(a) The subsidiary that is newly included in consolidation during the nine-month period ended September 30, 2016 is as follows:

Company	Description
Shinhan Microfinance Co.,Ltd.	Newly established subsidiary
PT. Shinhan Sekuritas Indonesia	Acquisition

(b) The subsidiaries that were newly included in consolidation during the year ended December 31, 2015 are as follows:

Company	Description
Banco Shinhan de Mexico	Newly established subsidiary
PT Bank Metro Express	Acquisition
PT Centratama Nasional Bank	Acquisition
SHINHAN SECURITIES VIETNAM CO., LTD.	Acquisition
PT. Shinhan Indo Finance	Acquisition

Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6.	Operating segments

(a) Segment information

The general descriptions of the Group’s operating segments as of September 30, 2016 are as follows:

Segment	Description

Banking	Banking and related business

Credit card	Credit card business

Securities	Securities trading, underwriting and brokerage services

Life insurance	Life insurance and related business

Others	Leasing, assets management and other businesses

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the nine-month periods ended September 30, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	3,374,453	1,104,093	295,376	529,806	3,494	5,536	5,312,758
Net fees and commission income		651,189	172,504	196,598	15,825	127,850	1,555	1,165,521
Impairment losses on financial assets		(600,902)	(236,835)	(2,967)	(7,749)	(51,595)	(1,179)	(901,227)
General and administrative expenses		(2,081,358)	(554,209)	(316,188)	(165,034)	(156,038)	43,433	(3,229,394)
Other income (expense), net		261,362	199,972	(67,473)	(244,424)	39,000	(53,583)	134,854

Operating income (loss)		1,604,744	685,525	105,346	128,424	(37,289)	(4,238)	2,482,512
Equity method income (loss)		6,281	—	(1,487)	(1,073)	2,660	(491)	5,890
Income tax expense (benefit)		137,490	154,259	24,243	(4,167)	11,571	2,888	326,284

Profit (loss) for the period	~~W~~	1,528,755	532,202	85,822	127,557	(46,026)	(17,790)	2,210,520

Controlling interest	~~W~~	1,528,720	532,581	85,822	127,557	(46,026)	(65,958)	2,162,696
Non-controlling interests		35	(379)	—	—	—	48,168	47,824

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (loss)	~~W~~	3,143,866	996,980	343,054	501,132	(27,426)	6,111	4,963,717
Net fees and commission income		647,460	187,390	209,706	23,796	146,453	1,625	1,216,430
Impairment losses on financial assets		(657,776)	(262,041)	(1,887)	(6,245)	(79,393)	(1,494)	(1,008,836)
General and administrative expenses		(2,061,226)	(531,997)	(362,422)	(150,497)	(179,448)	44,803	(3,240,787)
Other income (expense), net		370,314	248,531	52,526	(251,993)	137,439	(69,954)	486,863

Operating income (loss)		1,442,638	638,863	240,977	116,193	(2,375)	(18,909)	2,417,387
Equity method income (loss)		10,897	—	(1,508)	(163)	4,689	64	13,979
Income tax expense (benefit)		319,975	136,752	57,081	27,116	23,569	(3,402)	561,091

Profit (loss) for the period	~~W~~	1,268,745	521,548	194,202	88,344	(24,169)	(25,504)	2,023,166

Controlling interest	~~W~~	1,268,539	521,548	194,202	88,344	(29,094)	(80,396)	1,963,143
Non-controlling interests		206	—	—	—	4,925	54,892	60,023

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

6.	Operating segments (continued)

(c)	The following tables provide information of net interest income (expense) of each operating segment for the nine-month periods ended September 30, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income from:
External customers	~~W~~	3,378,629	1,122,073	298,894	529,452	(16,290)	—	5,312,758
Internal transactions		(4,176)	(17,980)	(3,518)	354	19,784	5,536	—

	~~W~~	3,374,453	1,104,093	295,376	529,806	3,494	5,536	5,312,758

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income (expense) from:
External customers	~~W~~	3,148,412	1,027,267	347,238	500,368	(59,568)	—	4,963,717
Internal transactions		(4,546)	(30,287)	(4,184)	764	32,142	6,111	—

	~~W~~	3,143,866	996,980	343,054	501,132	(27,426)	6,111	4,963,717

d)	The following tables provide information of net fees and commission income of each operating segment for the nine-month periods ended September 30, 2016 and 2015.

	2016
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	537,271	320,797	202,073	21,591	83,789	—	1,165,521
Internal transactions		113,918	(148,293)	(5,475)	(5,766)	44,061	1,555	—

	~~W~~	651,189	172,504	196,598	15,825	127,850	1,555	1,165,521

	2015
	Banking		Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	545,794	338,043	215,926	30,082	86,585	—	1,216,430
Internal transactions		101,666	(150,653)	(6,220)	(6,286)	59,868	1,625	—

	~~W~~	647,460	187,390	209,706	23,796	146,453	1,625	1,216,430

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

7.	Cash and due from banks

(a)	Restricted due from banks as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Deposits denominated in won:
Reserve deposits	~~W~~	4,140,863	7,876,559
Others (*)		3,121,001	3,108,270

		7,261,864	10,984,829

Deposits denominated in foreign currency		1,441,638	1,854,514

	~~W~~	8,703,502	12,839,343

(*)	Pursuant to the Regulation on Financial Investment Business, the Group is required to deposit certain portions of customers’ deposits with the Korean Securities Finance Corporation (“KSFC”) or banks to ensure repayment of customer deposits and the deposits may not be pledged as collateral.

8.	Trading assets

Trading assets as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Debt securities:
Governments	~~W~~	5,594,299	3,259,925
Financial institutions		7,118,327	6,776,284
Corporations		4,377,809	4,128,561
Commercial papers		4,925,206	3,524,629
CMA (*)		1,158,030	1,572,270
Others		135,630	184,517

		23,309,301	19,446,186
Equity securities:
Stocks		726,509	890,901
Beneficiary certificates		4,452,727	2,102,134
Others		33,700	50,008

		5,212,936	3,043,043
Other
Gold deposits		245,380	149,220

	~~W~~	28,767,617	22,638,449

(*)	CMA: Cash management account deposits

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

9.	Financial asset designated at fair value through profit or loss

Financial asset designated at fair value through profit or loss as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015	Reason
Debt securities	~~W~~	1,848,854	1,879,521	Evaluation and management on a fair value basis, accounting mismatch
Equity securities (*)		963,067	915,147	Evaluation and management on a fair value basis, accounting mismatch
Others		345,287	449,498	Combined instrument

	~~W~~	3,157,208	3,244,166

(*)	Restricted reserve for claims of customers’ deposits (trusts) as of September 30, 2016 and December 31, 2015 are ~~W~~800,815 million and ~~W~~784,596 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives

(a)	The notional amounts of derivatives as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	72,125,989	55,007,195
Currency swaps		23,333,475	19,642,832
Currency options		996,454	2,430,336

		96,455,918	77,080,363
Exchange traded:
Currency futures		736,226	440,791
Currency options		8,723	—

		744,949	77,521,154

Interest rates related:
Over the counter:
Interest rate swaps		35,913,470	47,124,620
Interest rate options		1,005,546	1,231,201

		36,919,016	48,355,821
Exchange traded:
Interest rate futures		3,606,484	2,088,507
Interest rate options		34,946	—
Interest rate swaps (*)		38,240,300	29,544,300

		41,881,730	31,632,807

		78,800,746	79,988,628

Credit related:
Over the counter:
Credit swaps		1,251,827	1,154,315
Equity related:
Over the counter:
Equity swaps and forwards		4,705,756	3,707,762
Equity options		1,168,747	2,158,983

		5,874,503	5,866,745
Exchange traded:
Equity futures		570,156	385,164
Equity options		3,879,572	6,811,381

		4,449,728	7,196,545

		10,324,231	13,063,290

Commodity related:
Over the counter:
Commodity swaps and forwards		885,521	1,146,599
Commodity options		23,609	27,533

		909,130	1,174,132
Exchange traded:
Commodity futures		145,445	55,781

	~~W~~	1,054,575	1,229,913

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016		2015
Hedge:
Currency forwards	~~W~~	1,452,395	1,230,307
Currency swaps		2,530,809	2,464,599
Interest rate swaps		7,384,803	7,679,755

		11,368,007	11,374,661

	~~W~~	200,000,253	184,331,961

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of September 30, 2016 and December 31, 2015 are as follows:

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,397,729	1,249,472	806,785	607,632
Currency swaps		611,196	646,181	395,474	534,958
Currency options		3,657	17,401	18,030	10,652

		2,012,582	1,913,054	1,220,289	1,153,242
Exchange traded:
Currency futures		1	—	—	—
Currency options		127	101	—	—

		128	101	—	—

		2,012,710	1,913,155	1,220,289	1,153,242

Interest rates related:
Over the counter:
Interest rate swaps		390,485	397,841	474,447	471,488
Interest rate options		9,124	11,589	10,479	11,932

		399,609	409,430	484,926	483,420
Exchange traded:
Interest rate futures		139	335	192	27
Interest rate options		202	214	—	—

		341	549	192	27

		399,950	409,979	485,118	483,447

Credit related:
Over the counter:
Credit swaps	~~W~~	12,936	5,417	14,568	20,466

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016			2015
	Assets		Liabilities	Assets	Liabilities
Equity related:
Over the counter:
Equity swap and forwards	~~W~~	27,115	373,184	17,806	518,812
Equity options		38,647	6,503	60,184	75,643

		65,762	379,687	77,990	594,455
Exchange traded:
Equity futures		477	245	18	905
Equity options		20,901	18,932	4,299	7,977

		21,378	19,177	4,317	8,882

		87,140	398,864	82,307	603,337

Commodity related:
Over the counter:
Commodity swaps and forwards		4,639	38,558	10,164	154,465
Commodity options		102	13	543	—

		4,741	38,571	10,707	154,465
Exchange traded:
Commodity futures		4,508	1,646	372	213

		9,249	40,217	11,079	154,678

Hedge:
Currency forwards		65,796	209	4,925	34,631
Currency swaps		66,736	83,067	123,706	23,094
Interest rate swaps		44,841	141,170	52,722	126,393

		177,373	224,446	181,353	184,118

	~~W~~	2,699,358	2,992,078	1,994,714	2,599,288

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

(c)	Gain or loss on valuation of derivatives for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(84,269)	(59,883)	47,396	30,744
Currency swaps		85,008	109,814	(109,269)	(143,576)
Currency options		(7,037)	(8,777)	23,914	25,812

		(6,298)	41,154	(37,959)	(87,020)
Exchange traded:
Currency futures		10	(28)	231	(234)
Currency options		25	25	—	—

		35	(3)	231	(234)

		(6,263)	41,151	(37,728)	(87,254)

Interest rates related:
Over the counter:
Interest rate swaps		(5,525)	(27,819)	(8,719)	(65,075)
Interest rate options		450	(1,217)	88	(557)

		(5,075)	(29,036)	(8,631)	(65,632)
Exchange traded:
Interest rate futures		595	(3,255)	140	(241)
Interest rate options		(13)	(13)	—	—

		582	(3,268)	140	(241)

		(4,493)	(32,304)	(8,491)	(65,873)

Credit related:
Over the counter:
Credit swaps		6,908	17,253	20,675	4,066
Equity related:
Over the counter:
Equity swap and forwards		309,218	2,595	(676,064)	(836,803)
Equity options		9,206	13,496	(9,291)	7,052

		318,424	16,091	(685,355)	(829,751)
Exchange traded:
Equity futures		(927)	232	829	2,177
Equity options		8,561	5,578	(17,877)	(18,447)

		7,634	5,810	(17,048)	(16,270)

	~~W~~	326,058	21,901	(702,403)	(846,021)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

10.	Derivatives (continued)

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Commodity related:
Over the counter:
Swaps and forwards	~~W~~	(8,222)	9,219	(23,526)	(87,655)
Equity options		(35)	(111)	(38)	(425)

		(8,257)	9,108	(23,564)	(88,080)
Exchange traded:
Commodity futures		2,534	2,492	(4,493)	(4,475)

		(5,723)	11,600	(28,057)	(92,555)

Hedge:
Currency forwards		52,973	59,114	(40,340)	(54,033)
Currency swaps		(79,585)	(118,976)	97,535	129,315
Interest rate swaps		(85,627)	(21,819)	35,376	(48,506)

		(112,239)	(81,681)	92,571	26,776

	~~W~~	204,248	(22,080)	(663,433)	(1,060,861)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

11.	Loans

(a)	Loans as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Household loans	~~W~~	105,175,953	96,017,634
Corporate loans		130,190,690	127,026,825
Public and other		2,198,085	2,194,277
Loans to banks		5,158,749	4,653,229
Card receivables		18,750,505	18,537,001

		261,473,982	248,428,966
Discount		(27,419)	(26,806)
Deferred loan origination costs and fees		381,028	357,617

		261,827,591	248,759,777
Allowance for credit losses		(2,383,548)	(2,318,416)

	~~W~~	259,444,043	246,441,361

(b)	Changes in the allowance for credit losses for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

	2016				2015
	Loan		Others (*2)	Total	Loan	Others (*2)	Total
Beginning balance	~~W~~	2,318,416	79,839	2,398,255	2,500,865	118,353	2,619,218
Provision for allowance		816,172	12,522	828,694	1,021,711	—	1,021,711
Write-offs		(861,853)	(12,100)	(873,953)	(1,313,492)	(18,850)	(1,332,342)
Effect of discounting (*1)		(19,032)	—	(19,032)	(28,270)	—	(28,270)
Disposal		(73,179)	—	(73,179)	(98,500)	—	(98,500)
Recoveries		227,830	1,310	229,140	286,809	4,013	290,822
Others (*3)		(24,806)	574	(24,232)	(50,707)	(23,677)	(74,384)

Ending balance	~~W~~	2,383,548	82,145	2,465,693	2,318,416	79,839	2,398,255

(*1)	Interest income from impaired financial assets
(*2)	Included allowance for due from banks and other assets
(*3)	Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

12.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Available-for-sale financial assets and held-to-maturity financial assets as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Available-for-sale financial assets:
Debt securities (*1):
Government bonds	~~W~~	4,889,620	4,281,803
Financial institution bonds		17,109,955	15,594,417
Corporate bonds and others		9,527,396	9,161,420

		31,526,971	29,037,640
Equity securities (*2):
Stocks		2,030,464	2,113,724
Equity investments		645,865	623,465
Beneficiary certificates		2,459,466	2,118,743
Others		77,175	72,499

		5,212,970	4,928,431

		36,739,941	33,966,071

Held-to-maturity financial assets:
Debt securities:
Government bonds		10,498,138	9,528,795
Financial institutions bonds		1,519,809	1,263,688
Corporate bonds		5,698,553	5,399,577

		17,716,500	16,192,060

	~~W~~	54,456,441	50,158,131

(*1)	Debt securities are measured at fair value by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date from the end of reporting period.
(*2)	Equity securities with no quoted market prices in active markets and for which the fair value cannot be measured reliably are recorded at cost were ~~W~~420,817 million and ~~W~~118,746 million as of September 30, 2016 and December 31, 2015, respectively.

(b)	Gain or loss on sale of available-for-sale financial assets for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Gain on sale of available-for-sale financial assets	~~W~~	181,858	568,290	188,451	739,468
Loss on sale of available-for-sale financial assets		(7,469)	(39,329)	(28,540)	(46,187)

	~~W~~	174,389	528,961	159,911	693,281

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

13.	Goodwill

(a)	Goodwill allocated in the Group’s CGU(*)s as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Banking	~~W~~	869,701	879,564
Credit card		2,685,389	2,688,238
Securities		5,645	1,218
Life insurance		275,371	275,371
Others		36,954	36,954

	~~W~~	3,873,060	3,881,345

(*)	CGU : cash-generating unit

(b)	The changes in goodwill for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	3,881,345	3,824,646
Acquisitions through business combinations (*1)		4,427	59,106
Disposal		—	(2,407)
Impairment loss (*2)		(2,849)	—
Other (*3)		(9,863)	—

Ending balance	~~W~~	3,873,060	3,881,345

(*1)	The Goodwill recognized from acquisition of PT. Shinhan Sekuritas Indonesia in current period. (note 32)
(*2)	The Group recognized the full amount of the goodwill which was recognized from acquisition of PT. Shinhan Indo Finance in prior year, as impairment loss since it is deemed that it does not have asset value in ‘Credit card CGU’.
(*3)	Changes in amount resulted from retrospective adjustment of identifiable net assets recognized at the acquisition date of PT Centratama Nasional Bank. (note 33)

(c)	Impairment test

The recoverable amounts of each CGU were evaluated based on their respective value in use.

i) Explanation on evaluation method

The income approach was applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each financial institution.

ii) Projection period

When evaluating the value in use, 5.5 year of cash flow was used in projection and the value thereafter was reflected as terminal value. In case of Shinhan Life Insurance, only the 30 years of future cash flows were applied since the present value of the future cash flows thereafter is not significant.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

13.	Goodwill (continued)

iii) Discount rates and terminal growth rates

The required rates of return of shareholders were applied to the discount rates by calculating the cost of equity which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). Expected terminal growth rate is on the basis of inflation rates.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rates	Terminal growth rate
Banking:	6.8%~15.6%	1.5%~3.2%
Credit card	7.6%, 13.7%	1.8%, 3.2%
Securities	15.0%	3.2%
Life insurance	8.5%	—
Other	9.4%, 10.9%	1.8%

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than Shinhan Life Insurance) are as follows:

	2016	2017	2018	2019	2020	2021 and thereafter
CPI growth	1.0%	1.8%	2.2%	2.5%	2.7%	2.6%
Real retail sales growth	2.1%	3.1%	2.6%	1.6%	1.4%	1.5%
Real GDP growth	2.5%	3.1%	3.2%	3.0%	2.9%	2.7%

Key assumptions used in the discounted cash flow calculations of Shinhan Life Insurance are as follows:

Key assumptions
Rate of return on investment	3.15%
Risk-based capital ratio	204.70%

v) Total recoverable amount and total carrying value of CGUs, to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	40,363,098
Total carrying value (*)		35,493,781

	~~W~~	4,869,317

(*)	The book value reflects the amount of impairment losses incurred in the ‘Credit card’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates

(a)	Investments in associates as of September 30, 2016 and December 31, 2015 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2016	2015
BNP Paribas Cardif Life Insurance (*1),(*3)	Korea	June 30	14.99	14.99
Aju Capital Co., Ltd. (*1),(*2)	Korea	”	12.85	12.85
UAMCO., Ltd. (*4)	Korea	—	—	17.50
Pohang TechnoPark 2PFV (*2)	Korea	September 30	14.90	14.90
Daewontos Co., Ltd. (*1),(*5)	Korea	June 30	36.33	36.33
Inhee Co., Ltd. (*1),(*5)	Korea	”	15.36	15.36
DAEGY Electrical Construction Co., LTD. (*1),(*5)	Korea	”	27.45	27.45
Kukdong Engineering & Construction Co., LTD. (*4)	Korea	—	—	14.30
YEONWOONG SYSTEM (*5)	Korea	September 30	21.77	21.77
DOODOO LOGITECH (*1),(*5)	Korea	June 30	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	Korea	”	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*1)	Korea	”	22.64	22.64
JAEYOUNG SOLUTEC CO., LTD. (*1),(*5),(*6)	Korea	”	11.23	11.90
Partners 4th Growth Investment Fund (*1)	Korea	”	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	Korea	”	25.00	20.00
KTB Newlake Global Healthcare PEF (*1)	Korea	”	30.00	—
JAEYANG INDUSTRY (*1),(*5)	Korea	”	25.90	—
Tris-Aurum Fund I (*1)	Korea	”	27.27	—
Namu (*1),(*5)	Korea	”	23.72	—
SHC-IMM New Growth Fund (*8)	Korea	September 30	64.52	64.52
QCP New Technology Fund 20th (*1)	Korea	June 30	47.17	47.17
STI-New Growth Engines Investment Partnership	Korea	September 30	50.00	50.00
Shinhan K2 Secondary Fund (*7)	Korea	”	10.75	10.75
TS2013-6 M&A Investment Fund	Korea	”	25.00	25.00
Dream HIgh Fund III (*8)	Korea	”	54.55	54.55
OCEAN SUCCESS SHIPPING LIMITED (*9)	Hong Kong	—	—	24.00
SHC-EN Fund (*9)	Korea	—	—	43.48
SP New Technology Business investment Fund I	Korea	September 30	23.26	23.26
Albatross Growth Fund	Korea	”	36.36	36.36
Asia Pacific No.39 Ship Investment Co., Ltd.	Korea	”	50.00	50.00
Midas Dong-A Snowball Venture Fund (*8)	Korea	”	53.33	53.33
IBKS-Shinhan Creative Economy New Technology Fund (*7)	Korea	”	5.00	5.00
SH RENTAL SERVICE (*10)	Korea	December 31	20.00	20.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2016	2015
SM New Technology Business Investment Fund I	Korea	September 30	36.36	36.36
SHC-Aju 4th	Korea	”	21.98	21.98
KCLAVIS Meister Fund No.4	Korea	”	20.00	—
KCLAVIS Meister Fund No.5	Korea	”	23.26	—
KCLAVIS Meister Fund No.2	Korea	”	38.83	—
Midas Dong-A Snowball Venture Fund 2	Korea	”	25.01	—
EN-Tigris Fund 1	Korea	”	47.62	—
IBKS-Shinhan Creative Economy New Technology Fund II (*7)	Korea	”	4.55	—
KCLAVIS Meister Fund No.11	Korea	”	26.67	—
KCLAVIS Meister Fund No.10	Korea	”	21.28	—
KCLAVIS Meister Fund No.9	Korea	”	34.48	—
KCLAVIS Meister Fund No.14	Korea	”	33.33	—
SG No.9 Corporate Recovery Private Equity Fund	Korea	”	26.50	—
Plutus-SG Private Equity Fund	Korea	”	26.67	—
SG ARGES Private Equity Fund No.1	Korea	”	24.19	—
OST Progress- 2 Fund	Korea	”	27.62	—
Eum Private Equity Fund No.3	Korea	”	20.76	—
APC Fund	Cayman Islands	”	25.18	25.18
BNH-CJ Bio Healthcare Fund (*9)	Korea	—	—	26.67
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Korea	September 30	50.00	50.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	”	18.87	18.87
Credian Healthcare Private Equity Fund II	Korea	”	34.07	—
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	”	50.00	—
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3	Korea	”	21.28	—
Brain Professional Private Trust No.4	Korea	”	27.51	—
BNP Paribas Cardif General Insurance (*1),(*2)	Korea	June 30	10.00	10.00
SHBNPP Private Korea Equity Long-Short Professional Feeder (*11)	Korea	September 30	17.86	29.24
SHBNPP Private Multi Strategy Professional Feeder No.1	Korea	”	29.55	—
Shinhan-Stonebridge Petro PEF (*7)	Korea	”	1.82	1.82

(*1)	Financial statements as of June 30, 2016 were used for the equity method since the financial statements as of September 30, 2016 were not available. Significant trades and events occurred within the period were properly reflected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(*2)	The Group applies the equity method accounting as the Group has significant influence on the financial and operating policies of the investee through the ability to elect investees’ board members and representation in decision making bodies of the investee.
(*3)	The Group has a significant influence on the investees through important business transactions.
(*4)	UAMCO., Ltd. was reclassified as available-for-sale financial assets from investments in associates due to loss of significant influence and Kukdong Engineering & Construction Co., LTD reduced its capital stock without any refund.
(*5)	The shares of the investees were acquired by debt-equity swap. The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.
(*6)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method as the Group has significant influence on the entity’s financial and operating policy decisions.
(*7)	As a managing partner, the Group has a significant influence over the investees.
(*8)	As a limited partner, the Group does not have ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*9)	OCEAN SUCCESS SHIPPING LIMITED, SHC-EN Fund and BNH-CJ Bio Healthcare Fund were liquidated.
(*10)	Financial statements as of December 31, 2015 were used for the equity method since the financial statements as of September 30, 2016 were not available. Significant trades and events occurred within the period were properly reflected.
(*11)	Although the ownership interests in SHBNPP Private Korea Equity Long-Short Professional Feeder were less than 20%, the Group has significant influence on the entity as the investment manager.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(b)	Changes in investments in associates for the nine-month period ended September 30, 2016 and December 31, 2015 were as follows:

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehen- sive income	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	57,280	—	(3,025)	5,209	59,464
Aju Capital Co., Ltd. (*1)		34,444	(2,588)	6,537	(49)	38,344
UAMCO., Ltd.		125,822	(128,827)	2,882	123	—
Pohang TechnoPark 2PFV		1,976	—	(1)	—	1,975
Daewontos Co., Ltd. (*3)		—	—	—	—	—
Inhee Co., Ltd.		254	—	(56)	—	198
DAEGY Electrical Construction Co., LTD.		149	—	(16)	—	133
Kukdong Engineering & Construction Co., LTD.		—	3,478	—	(3,478)	—
YEONWOONG SYSTEM		106	—	(29)	—	77
DOODOO LOGITECH		384	—	(128)	—	256
Neoplux Technology Valuation Investment Fund		1,993	2,768	859	—	5,620
EQP Global Energy Infrastructure Private Equity Fund (*3)		—	105	(105)	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	—	(216)	(64)	5,958
Partners 4th Growth Investment Fund		1,800	2,080	(277)	—	3,603
PSA 1st Fintech Private Equity Fund		2,000	500	(32)	—	2,468
KTB Newlake Global Healthcare PEF		—	243	(142)	—	101
JAEYANG INDUSTRY (*3)		—	—	—	—	—
Tris-Aurum Fund I		—	1,500	(8)	—	1,492
Namu		—	92	—	—	92
SHC-IMM New Growth Fund		3,175	—	4	—	3,179
QCP New Technology Fund 20th		2	—	—	—	2
STI-New Growth Engines Investment Partnership		2,763	(350)	326	—	2,739
Shinhan K2 Secondary Fund		2,576	(2,064)	814	(438)	888
TS2013-6 M&A Investment Fund		2,116	(213)	(121)	—	1,782
Dream HIgh Fund III		1,556	—	190	1,553	3,299
OCEAN SUCCESS SHIPPING LIMITED		1,228	(1,592)	443	(79)	—
SHC-EN Fund		4,312	(4,942)	630	—	—
SP New Technology Business investment Fund I		1,974	—	(15)	—	1,959
Albatross Growth Fund		3,341	(400)	350	(1,105)	2,186
Asia Pacific No.39 Ship Investment Co., Ltd.		5,085	(631)	258	586	5,298
Midas Dong-A Snowball Venture Fund		1,202	—	(17)	—	1,185
IBKS-Shinhan Creative Economy New Technology Fund		148	74	(1)	—	221
SH RENTAL SERVICE		61	—	2	—	63
SM New Technology Business Investment Fund I		1,931	—	(27)	—	1,904
SHC-Aju 4th		2,000	—	93	871	2,964
KCLAVIS Meister Fund No.4		—	500	8	—	508

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2016
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehen- sive income	Ending balance
KCLAVIS Meister Fund No.5		—	500	(4)	—	496
KCLAVIS Meister Fund No.2		—	2,000	(11)	—	1,989
Midas Dong-A Snowball Venture Fund 2		—	1,825	(25)	—	1,800
EN-Tigris Fund 1		—	2,000	(18)	—	1,982
IBKS-Shinhan Creative Economy New Technology Fund II		—	90	—	—	90
KCLAVIS Meister Fund No.11		—	2,000	(3)	—	1,997
KCLAVIS Meister Fund No.10		—	1,000	(2)	—	998
KCLAVIS Meister Fund No.9		—	500	(38)	—	462
KCLAVIS Meister Fund No.14		—	500	—	—	500
SG No.9 Corporate Recovery Private Equity Fund		—	3,886	106	—	3,992
Plutus-SG Private Equity Fund		—	4,338	(21)	—	4,317
SG ARGES Private Equity Fund No.1		—	9,000	—	—	9,000
OST Progress- 2 Fund		—	1,500	(20)	—	1,480
Eum Private Equity Fund No.3		—	6,000	(35)	—	5,965
APC Fund		33,715	(4,420)	(7,333)	(4,361)	17,601
BNH-CJ Bio Healthcare Fund		9,095	(12,892)	3,797	—	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,010	(28,632)	1,085	—	463
Shinhan Praxis K-Growth Global Private Equity Fund		8,614	2,415	(126)	500	11,403
Credian Healthcare Private Equity Fund II		—	4,148	(64)	—	4,084
Kiwoom Milestone Professional Private Real Estate Trust 19		—	10,972	(79)	—	10,893
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		—	20,000	(72)	—	19,928
Brain Professional Private Trust No.4		—	5,000	592	—	5,592
BNP Paribas Cardif General Insurance		1,739	2,045	(1,073)	(13)	2,698
SHBNPP Private Korea Equity Long-Short Professional Feeder		28,076	(13,515)	(349)	—	14,212
SHBNPP Private Multi Strategy Professional Feeder No.1		—	5,000	2	—	5,002
Shinhan-Stonebridge Petro PEF		17,841	(2)	401	—	18,240

	~~W~~	393,006	(105,009)	5,890	(745)	293,142

(*1)	The market values of investments are ~~W~~53,466 million as of September 30, 2016 based on the quoted market price.
(*2)	The market values of investments are ~~W~~12,172 million as of September 30, 2016 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss as the balance of the investment has been reduced to zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	56,776	—	(3,253)	3,757	—	57,280
Aju Capital Co., Ltd. (*1)		30,426	(1,849)	6,280	(413)	—	34,444
UAMCO., Ltd.		114,238	—	11,632	(48)	—	125,822
Pohang TechnoPark 2PFV		1,977	—	(1)	—	—	1,976
Daewontos Co., Ltd. (*3)		—	—	—	—	—	—
Inhee Co., Ltd.		531	—	(277)	—	—	254
DAEGY Electrical Construction Co., LTD.		44	—	105	—	—	149
Kukdong Engineering & Construction CO., LTD.		7,158	—	(1,556)	3,422	(9,024)	—
YEONWOONG SYSTEM		—	—	106	—	—	106
DOODOO LOGITECH		—	—	384	—	—	384
Neoplux Technology Valuation Investment Fund		—	2,000	(7)	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund		—	174	(174)	—	—	—
JAEYOUNG SOLUTEC CO., LTD. (*2)		—	6,238	—	—	—	6,238
Partners 4th Growth Investment Fund		—	1,800	—	—	—	1,800
PSA 1st Fintech Private Equity Fund		—	2,000	—	—	—	2,000
BANK METRO EXPRESS		—	(207)	207	—	—	—
SHC-IMM New Growth Fund		8,948	(7,328)	1,555	—	—	3,175
QCP New Technology Fund 20th		270	(121)	(147)	—	—	2
Miraeasset 3rd Investment Fund		4,022	(4,468)	1,154	(708)	—	—
STI New Growth Engine Investment Fund		2,458	—	(28)	333	—	2,763
Shinhan K2 Secondary Fund		3,006	(1,954)	1,147	377	—	2,576
TS2013-6 M&A Investment Fund		1,581	(174)	(213)	922	—	2,116
KDB Daewoo Ruby PEF		7,704	(8,177)	473	—	—	—
Dream High Fund III		2,963	(2,283)	995	(119)	—	1,556
Haejin Shipping Co., Ltd.		1,035	—	107	86	—	1,228
SHC-EN Fund		3,992	—	320	—	—	4,312
SP New Technology Business Investment Fund I		1,999	—	(25)	—	—	1,974
Albatross Growth Fund		1,200	—	(14)	2,155	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		—	5,355	332	(602)	—	5,085
Midas Dong-A Snowball Venture Fund		—	1,200	2	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		—	150	(2)	—	—	148
SH Rental Service		—	100	(39)	—	—	61
SM New Technology Business Investment Fund I		—	1,962	(31)	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		—	2,000	—	—	—	2,000

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2015
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Transfer out	Ending balance
APC Fund		35,139	(571)	(6,199)	5,346	—	33,715
BNH-CJ Bio Healthcare Fund		5,072	(826)	4,849	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		28,000	(1,895)	1,905	—	—	28,010
Arkone Asia Access Offshore Feeder Fund Limited		5,013	(5,566)	919	(366)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund		—	8,780	(166)	—	—	8,614
BNP Paribas Cardif General Insurance		1,295	728	(277)	(7)	—	1,739
SHBNPP Private Korea Equity Long-Short Professional Feeder		—	27,984	92	—	—	28,076
Shinhan-Stonebridge Petro PEF		17,029	(4)	816	—	—	17,841

	~~W~~	341,876	25,048	20,971	14,135	(9,024)	393,006

(*1)	The market values of investments are ~~W~~47,550 million as of December 31, 2015 based on the quoted market price.
(*2)	The market values of investments are ~~W~~10,409 million as of December 31, 2015 based on the quoted market price.
(*3)	The Group has stopped recognizing its equity method income or loss as the balance of the investment has been reduced to zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(c)	Condensed balance sheet information of associates as of September 30, 2016 and December 31, 2015 are as follows:

	2016			2015
Investees	Asset		Liability	Asset	Liability
BNP Paribas Cardif Life Insurance	~~W~~	4,164,048	3,765,988	4,128,588	3,745,119
Aju Capital Co., Ltd.		6,733,156	5,954,834	6,906,603	6,155,236
UAMCO., Ltd.		—	—	4,068,354	3,331,647
Pohang TechnoPark 2PFV		14,657	1,401	14,664	1,401
Daewontos Co., Ltd.		401	2,492	1,952	3,420
Inhee Co., Ltd.		10,561	9,268	11,237	9,582
DAEGY Electrical Construction Co., LTD.		659	173	1,051	508
Kukdong Engineering & Construction Co., LTD		—	—	278,497	233,376
YEONWOONG SYSTEM		497	146	1,040	554
DOODOO LOGITECH		921	7	1,418	44
Neoplux Technology Valuation Investment Fund		16,858	—	6,000	22
EQP Global Energy Infrastructure Private Equity Fund		1	914	2	467
JAEYOUNG SOLUTEC CO., LTD.		155,111	120,130	161,439	126,297
Partners 4th Growth Investment Fund		14,792	379	7,200	—
PSA 1st Fintech Private Equity Fund		9,872	—	10,000	—
KTB Newlake Global Healthcare PEF		5	236	—	—
JAEYANG INDUSTRY		2,146	4,717	—	—
Tris-Aurum Fund I		5,472	—	—	—
Namu		1,271	883	—	—
SHC-IMM New Growth Fund		5,197	269	5,156	235
QCP New Technology Fund 20th		5	—	5	—
STI-New Growth Engines Investment Partnership		5,478	—	5,646	120
Shinhan K2 Secondary Fund		8,421	150	24,332	366
TS2013-6 M&A Investment Fund		7,240	110	8,542	76
Dream HIgh Fund III		6,050	—	2,854	—
OCEAN SUCCESS SHIPPING LIMITED		—	—	5,106	(6)
SHC-EN Fund		—	—	9,918	2
SP New Technology Business investment Fund I		8,420	2	8,505	21
Albatross Growth Fund		6,024	15	9,202	15
Asia Pacific No.39 Ship Investment Co., Ltd.		10,628	32	10,225	54
Midas Dong-A Snowball Venture Fund		2,223	—	2,255	—
IBKS-Shinhan Creative Economy New Technology Fund		4,418	—	2,963	—
SH RENTAL SERVICE		1,547	1,235	1,280	977
SM New Technology Business Investment Fund I		5,238	—	5,314	2
SHC-Aju 4th		13,507	18	9,102	—
KCLAVIS Meister Fund No.4		2,559	21	—	—
KCLAVIS Meister Fund No.5		2,150	18	—	—
KCLAVIS Meister Fund No.2		5,150	29	—	—
Midas Dong-A Snowball Venture Fund 2		7,200	—	—	—
EN-Tigris Fund 1		4,162	—	—	—
IBKS-Shinhan Creative Economy New Technology Fund II		1,976	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2016			2015
Investees	Asset		Liability	Asset	Liability
KCLAVIS Meister Fund No.11		7,520	31	—	—
KCLAVIS Meister Fund No.10		4,712	20	—	—
KCLAVIS Meister Fund No.9		1,342	3	—	—
KCLAVIS Meister Fund No.14		1,503	3	—	—
SG No.9 Corporate Recovery Private Equity Fund		15,108	38	—	—
Plutus-SG Private Equity Fund		16,266	76	—	—
SG ARGES Private Equity Fund No.1		37,200	2	—	—
OST Progress- 2 Fund		5,358	—	—	—
Eum Private Equity Fund No.3		28,730	—	—	—
APC Fund		69,952	57	134,025	138
BNH-CJ Bio Healthcare Fund		—	—	34,104	—
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		928	1	56,022	1
Shinhan Praxis K-Growth Global Private Equity Fund		61,121	687	46,000	347
Credian Healthcare Private Equity Fund II		12,038	55	—	—
Kiwoom Milestone Professional Private Real Estate Trust 19		57,909	36,124	—	—
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		93,889	247	—	—
Brain Professional Private Trust No.4		23,562	3,235	—	—
BNP Paribas Cardif General Insurance		42,048	15,060	31,213	13,817
SHBNPP Private Korea Equity Long-Short Professional Feeder		102,501	22,946	98,123	3,384
SHBNPP Private Multi Strategy Professional Feeder No.1		21,790	4,838	—	—
Shinhan-Stonebridge Petro PEF		1,001,734	821	979,838	807

	~~W~~	12,843,232	9,947,711	17,087,775	13,628,029

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

Condensed income statement information for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 were as follows:

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	122,130	(20,133)	34,725	14,592
Aju Capital Co., Ltd.		548,494	50,871	(383)	50,488
Pohang TechnoPark 2PFV		—	(8)	—	(8)
Daewontos Co., Ltd.		517	(623)	—	(623)
Inhee Co., Ltd.		2,407	(362)	—	(362)
DAEGY Electrical Construction Co., LTD.		—	(58)	—	(58)
YEONWOONG SYSTEM		25	(135)	—	(135)
DOODOO LOGITECH		213	(579)	—	(579)
Neoplux Technology Valuation Investment Fund		3,435	2,575	—	2,575
EQP Global Energy Infrastructure Private Equity Fund		—	(1,380)	—	(1,380)
JAEYOUNG SOLUTEC CO., LTD.		98,203	(2,915)	(88)	(3,003)
Partners 4th Growth Investment Fund		45	(1,108)	—	(1,108)
PSA 1st Fintech Private Equity Fund		—	(128)	—	(128)
KTB Newlake Global Healthcare PEF		—	(474)	—	(474)
JAEYANG INDUSTRY		212	(69)	—	(69)
Tris-Aurum Fund I		—	(28)	—	(28)
Namu		—	—	—	—
SHC-IMM New Growth Fund		329	7	—	7
STI-New Growth Engines Investment Partnership		—	652	—	652
Shinhan K2 Secondary Fund		14,254	7,568	(4,072)	3,496
TS2013-6 M&A Investment Fund		237	(486)	—	(486)
Dream HIgh Fund III		432	349	2,847	3,196
SP New Technology Business investment Fund I		—	(66)	—	(66)
Albatross Growth Fund		1,014	963	(3,039)	(2,076)
Asia Pacific No.39 Ship Investment Co., Ltd.		552	516	1,172	1,688
Midas Dong-A Snowball Venture Fund		27	(32)	—	(32)
IBKS-Shinhan Creative Economy New Technology Fund		14	(25)	—	(25)
SH RENTAL SERVICE		67	9	—	9
SM New Technology Business Investment Fund I		16	(74)	—	(74)
SHC-Aju 4th		505	424	3,965	4,389
KCLAVIS Meister Fund No.4		61	38	—	38
KCLAVIS Meister Fund No.5		—	(18)	—	(18)
KCLAVIS Meister Fund No.2		—	(29)	—	(29)
Midas Dong-A Snowball Venture Fund 2		1	(100)	—	(100)
EN-Tigris Fund 1		—	(38)	—	(38)
IBKS-Shinhan Creative Economy New Technology Fund II		10	(4)	—	(4)
KCLAVIS Meister Fund No.11		—	(11)	—	(11)
KCLAVIS Meister Fund No.10		12	(7)	—	(7)
KCLAVIS Meister Fund No.9		14	(111)	—	(111)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2016
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
KCLAVIS Meister Fund No.14		3	—	—	—
SG No.9 Corporate Recovery Private Equity Fund		—	467	—	467
Plutus-SG Private Equity Fund		5	77	—	77
SG ARGES Private Equity Fund No.1		—	(2)	—	(2)
OST Progress- 2 Fund		1	(72)	—	(72)
Eum Private Equity Fund No.3		13	(170)	—	(170)
APC Fund		—	(29,079)	(13,407)	(42,486)
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		2,170	2,170	—	2,170
Shinhan Praxis K-Growth Global Private Equity Fund		462	(668)	2,649	1,981
Credian Healthcare Private Equity Fund II		85	(190)	—	(190)
Kiwoom Milestone Professional Private Real Estate Trust 19		543	(159)	—	(159)
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		4,653	(338)	—	(338)
Brain Professional Private Trust No.4		2,326	2,150	—	2,150
BNP Paribas Cardif General Insurance		5,996	(8,282)	(39)	(8,321)
SHBNPP Private Korea Equity Long-Short Professional Feeder		19,635	(98)	—	(98)
SHBNPP Private Multi Strategy Professional Feeder No.1		3,135	38	—	38
Shinhan-Stonebridge Petro PEF		24,464	21,977	—	21,977

	~~W~~	856,717	22,792	24,330	47,122

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2015
Investees	Operating revenue		Net profit (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	481,472	(21,533)	25,039	3,506
Aju Capital Co., Ltd.		844,216	48,870	(3,191)	45,679
UAMCO., Ltd.		452,759	66,455	(276)	66,179
Pohang TechnoPark 2PFV		—	(4)	—	(4)
Daewontos Co., Ltd.		3,357	(263)	—	(263)
Inhee Co., Ltd.		3,921	(1,803)	—	(1,803)
DAEGY Electrical Construction Co., Ltd.		65	385	—	385
Kukdong Engineering & Construction Co., LTD.		269,079	(10,881)	(3,072)	(13,953)
YEONWOONG SYSTEM		59	12	—	12
DOODOO LOGITECH		65	(42)	—	(42)
Neoplux Technology Valuation Investment Fund		—	(22)	—	(22)
EQP Global Energy Infrastructure Private Equity Fund		—	(767)	—	(767)
JAEYOUNG SOLUTEC CO., LTD.		—	—	—	—
Partners 4th Growth Investment Fund		—	—	—	—
PSA 1st Fintech Private Equity Fund		—	—	—	—
SHC-IMM New Growth Fund		2,899	2,655	—	2,655
QCP New Technology Fund 20th		—	(312)	—	(312)
Miraeasset 3rd Investment Fund		5,753	2,376	(1,417)	959
STI New Growth Engine Investment Fund		—	(58)	667	609
Shinhan K2 Secondary Fund		11,376	10,658	3,510	14,168
TS2013-6 M&A Investment Fund		89	(234)	3,688	3,454
KDB Daewoo Ruby PEF		3,259	2,395	—	2,395
Dream High Fund III		1,945	1,825	(218)	1,607
Haejin Shipping Co., Ltd.		13	445	—	445
SHC-EN Fund		858	735	—	735
SP New Technology Business Investment Fund I		—	(110)	—	(110)
Albatross Growth Fund		25	(38)	5,925	5,887
Asia Pacific No.39 Ship Investment Co., Ltd.		1,264	663	—	663
Midas Dong-A Snowball Venture Fund		66	5	—	5
IBKS-Shinhan Creative Economy New Technology Fund		2	(37)	—	(37)
SH Rental Service		297	21	—	21
Shinhan-Stonebridge Petro PEF		19	(85)	—	(85)
Shinhan 2014-1 New Technology Business Investment Fund		—	(91)	(2,039)	(2,130)
AJU-SHC WIN-WIN COMPANY FUND 4		4	1	—	1
APC Fund		—	(24,604)	12,968	(11,636)
BNH-CJ Bio Healthcare Fund		18,531	18,313	—	18,313
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		3,885	3,800	—	3,800
Shinhan Praxis K-Growth Global Private Equity Fund		—	(880)	—	(880)
BNPParibas Cardif General Insurance		10,148	(10,481)	—	(10,481)
SHBNPP Private Korea Equity Long-Short Professional Feeder		24,657	2,967	—	2,967
Shinhan-Stonebridge Petro PEF		48,138	44,797	—	44,797

	~~W~~	2,188,221	135,133	41,584	176,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying values of its interests in the associates as of September 30, 2016 and December 31, 2015 are as follows:

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	398,060	14.99%	59,709	(245)	—	59,464
Aju Capital Co., Ltd. (*1)		730,494	12.85%	93,873	—	(55,529)	38,344
Pohang TechnoPark 2PFV		13,256	14.90%	1,975	—	—	1,975
Daewontos Co., Ltd. (*2)		(2,091)	36.33%	(760)	—	760	—
Inhee Co., Ltd.		1,293	15.36%	198	—	—	198
DAEGY Electrical Construction Co., LTD.		486	27.45%	133	—	—	133
YEONWOONG SYSTEM		351	21.77%	77	—	—	77
DOODOO LOGITECH		914	27.96%	256	—	—	256
Neoplux Technology Valuation Investment Fund		16,858	33.33%	5,620	—	—	5,620
EQP Global Energy Infrastructure Private Equity Fund (*2)		(913)	22.64%	(207)	—	207	—
JAEYOUNG SOLUTEC CO., LTD. (*3)		33,739	11.23%	3,789	—	2,169	5,958
Partners 4th Growth Investment Fund		14,413	25.00%	3,603	—	—	3,603
PSA 1st Fintech Private Equity Fund		9,872	25.00%	2,468	—	—	2,468
KTB Newlake Global Healthcare PEF (*4)		(231)	30.00%	(69)	—	170	101
JAEYANG INDUSTRY (*2)		(2,571)	25.90%	(666)	—	666	—
Tris-Aurum Fund I		5,472	27.27%	1,492	—	—	1,492
Namu		388	23.72%	92	—	—	92
SHC-IMM New Growth Fund		4,928	64.52%	3,179	—	—	3,179
QCP New Technology Fund 20th		5	47.17%	2	—	—	2
STI-New Growth Engines Investment Partnership		5,478	50.00%	2,739	—	—	2,739
Shinhan K2 Secondary Fund		8,271	10.75%	888	—	—	888
TS2013-6 M&A Investment Fund		7,130	25.00%	1,782	—	—	1,782
Dream HIgh Fund III		6,050	54.55%	3,299	—	—	3,299
SP New Technology Business investment Fund I		8,418	23.26%	1,959	—	—	1,959
Albatross Growth Fund		6,009	36.36%	2,186	—	—	2,186
Asia Pacific No.39 Ship Investment Co., Ltd.		10,596	50.00%	5,298	—	—	5,298
Midas Dong-A Snowball Venture Fund		2,223	53.33%	1,185	—	—	1,185
IBKS-Shinhan Creative Economy New Technology Fund		4,418	5.00%	221	—	—	221
SH RENTAL SERVICE		312	20.00%	63	—	—	63
SM New Technology Business Investment Fund I		5,238	36.36%	1,904	—	—	1,904
SHC-Aju 4th		13,489	21.98%	2,964	—	—	2,964
KCLAVIS Meister Fund No.4		2,538	20.00%	508	—	—	508
KCLAVIS Meister Fund No.5		2,132	23.26%	496	—	—	496
KCLAVIS Meister Fund No.2		5,121	38.83%	1,989	—	—	1,989
Midas Dong-A Snowball Venture Fund 2		7,200	25.00%	1,800	—	—	1,800

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2016
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
EN-Tigris Fund 1		4,162	47.62%	1,982	—	—	1,982
IBKS-Shinhan Creative Economy New Technology Fund II		1,976	4.55%	90	—	—	90
KCLAVIS Meister Fund No.11		7,489	26.67%	1,997	—	—	1,997
KCLAVIS Meister Fund No.10		4,692	21.28%	998	—	—	998
KCLAVIS Meister Fund No.9		1,339	34.48%	462	—	—	462
KCLAVIS Meister Fund No.14		1,500	33.33%	500	—	—	500
SG No.9 Corporate Recovery Private Equity Fund		15,070	26.50%	3,992	—	—	3,992
Plutus-SG Private Equity Fund		16,190	26.67%	4,317	—	—	4,317
SG ARGES Private Equity Fund No.1		37,198	24.19%	9,000	—	—	9,000
OST Progress- 2 Fund		5,358	27.62%	1,480	—	—	1,480
Eum Private Equity Fund No.3		28,730	20.76%	5,965	—	—	5,965
APC Fund		69,895	25.18%	17,601	—	—	17,601
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		927	50.00%	463	—	—	463
Shinhan Praxis K-Growth Global Private Equity Fund		60,434	18.87%	11,403	—	—	11,403
Credian Healthcare Private Equity Fund II		11,983	34.07%	4,084	—	—	4,084
Kiwoom Milestone Professional Private Real Estate Trust 19		21,785	50.00%	10,893	—	—	10,893
FG EURO GREEN PRIVATE REAL ESTATE TRUST No.3		93,642	21.28%	19,928	—	—	19,928
Brain Professional Private Trust No.4		20,327	27.51%	5,592	—	—	5,592
BNP Paribas Cardif General Insurance		26,989	10.00%	2,698	—	—	2,698
SHBNPP Private Korea Equity Long-Short Professional Feeder		79,555	17.86%	14,212	—	—	14,212
SHBNPP Private Multi Strategy Professional Feeder No.1		16,952	29.55%	5,002	—	—	5,002
Shinhan-Stonebridge Petro PEF		1,000,913	1.82%	18,240	—	—	18,240

	~~W~~	2,846,452	—	344,944	(245)	(51,557)	293,142

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment.
(*2)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero. The unrecognized equity method losses for the nine-month period ended September 30, 2016 and the cumulative unrecognized equity method losses as of September 30, 2016 are ~~W~~ 226, 207, 18 million and ~~W~~ 760, 207, 18 million, respectively.
(*3)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date and the cumulative impairment.
(*4)	Other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
BNP Paribas Cardif Life Insurance	~~W~~	383,468	14.99	57,520	(240)	—	57,280
Aju Capital Co., Ltd. (*1)		700,147	12.85	89,969	—	(55,525)	34,444
UAMCO., Ltd. (*2)		718,983	17.50	125,822	—	—	125,822
Pohang TechnoPark 2PFV		13,264	14.90	1,976	—	—	1,976
Daewontos Co., Ltd. (*3)		(1,469)	36.33	(534)	—	534	—
Inhee Co., Ltd.		1,655	15.36	254	—	—	254
DAEGY Electrical Construction Co., Ltd		544	27.45	149	—	—	149
Kukdong Engineering & Construction Co., LTD. (*4)		46,376	14.30	6,630	—	(6,630)	—
YEONWOONG SYSTEM		486	21.77	106	—	—	106
DOODOO LOGITECH		1,374	27.96	384	—	—	384
Neoplux Technology Valuation Investment Fund		5,978	33.33	1,993	—	—	1,993
EQP Global Energy Infrastructure Private Equity Fund (*5)		(464)	22.64	(105)	—	105	—
JAEYOUNG SOLUTEC CO., LTD. (*6)		34,193	11.90	4,069	—	2,169	6,238
Partners 4th Growth Investment Fund		7,200	25.00	1,800	—	—	1,800
PSA 1st Fintech Private Equity Fund		10,000	20.00	2,000	—	—	2,000
SHC-IMM New Growth Fund		4,921	64.52	3,175	—	—	3,175
QCP New Technology Fund 20th		5	47.17	2	—	—	2
STI New Growth Engine Investment Fund		5,526	50.00	2,763	—	—	2,763
Shinhan K2 Secondary Fund		23,966	10.75	2,576	—	—	2,576
TS2013-6 M&A Investment Fund		8,466	25.00	2,116	—	—	2,116
Dream High Fund III		2,854	54.55	1,556	—	—	1,556
Haejin Shipping Co., Ltd.		5,112	24.00	1,228	—	—	1,228
SHC-EN Fund		9,916	43.48	4,312	—	—	4,312
SP New Technology Business Investment Fund I		8,484	23.26	1,974	—	—	1,974
Albatross Growth Fund		9,187	36.36	3,341	—	—	3,341
Asia Pacific No.39 Ship Investment Co., Ltd.		10,171	50.00	5,085	—	—	5,085
Midas Dong-A Snowball Venture Fund		2,255	53.33	1,202	—	—	1,202
IBKS-Shinhan Creative Economy New Technology Fund		2,963	5.00	148	—	—	148
SH Rental Service		303	20.00	61	—	—	61
SM New Technology Business Investment Fund I		5,312	36.36	1,931	—	—	1,931
AJU-SHC WIN-WIN COMPANY FUND 4		9,100	21.98	2,000	—	—	2,000
APC Fund		133,887	25.18	33,715	—	—	33,715
BNH-CJ Bio Healthcare Fund		34,104	26.67	9,095	—	—	9,095
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd		56,021	50.00	28,010	—	—	28,010
Shinhan Praxis K-Growth Global Private Equity Fund		45,653	18.87	8,614	—	—	8,614
BNPParibas Cardif General Insurance		17,396	10.00	1,739	—	—	1,739

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

14.	Investments in associates (continued)

	2015
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying value
SHBNPP Private Korea Equity Long- Short Professional Feeder		94,739	29.24	28,076	—	—	28,076
Shinhan-Stonebridge Petro PEF		979,031	1.82	17,841	—	—	17,841

	~~W~~	3,391,107		452,593	(240)	(59,347)	393,006

(*1)	Net assets do not include non-controlling interests and other adjustments represent the cumulative impairment loss and unequal dividends from investee.
(*2)	Net assets do not include non-controlling interests.
(*3)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~96 million and ~~W~~534 million, respectively.
(*4)	Other adjustments represent an impairment loss, ~~W~~9,024 million and the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date, ~~W~~2,394 million.
(*5)	Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses due to the investees’ cumulative loss. The unrecognized equity method losses for the year ended December 31, 2015 and the cumulative unrecognized equity method losses as of December 31, 2015 are ~~W~~105 million and ~~W~~105 million, respectively.
(*6)	Net assets do not include non-controlling interests and other adjustments represent the difference between the cost of the investment and the Group’s interests in the net carrying value of the investee’s assets and liabilities at the investment date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

15.	Trading liabilities

Trading liabilities as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Securities sold	~~W~~	1,726,152	1,681,785
Gold deposits		446,528	453,605

	~~W~~	2,172,680	2,135,390

16.	Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Deposits	~~W~~	7,229	13,509
Equity-linked securities sold		7,017,294	6,721,344
Derivatives-combined securities sold		2,184,156	2,094,947
Securities sold		41,133	86,532

	~~W~~	9,249,812	8,916,332

17.	Debt securities issued

Debt securities issued as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	34,169,390
Subordinated debt securities issued	2.20~4.69		3,992,575
Gain and loss on fair value hedges			(81,720)
Bond issuance cost			(39,495)

			38,040,750

Debt securities issued in foreign currencies:
Debt securities issued	0.05~4.38		5,793,058
Subordinated debt securities issued	3.88		548,150
Gain and loss on fair value hedges			57,254
Bond issuance cost			(18,025)

			6,380,437

		~~W~~	44,421,187

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

17.	Debt securities issued (continued)

	2015
	Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	~~W~~	31,019,830
Subordinated debt securities issued	2.72~5.10		3,940,808
Loss on fair value hedges			(52,579)
Bond issuance cost			(55,288)

			34,852,771

Debt securities issued in foreign currencies:
Debt securities issued	0.32~4.38		6,361,471
Gain on fair value hedges			25,983
Bond issuance cost			(18,941)

			6,368,513

		~~W~~	41,221,284

18.	Employee benefits

(a)	Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Present value of defined benefit obligations	~~W~~	1,782,988	1,567,898
Fair value of plan assets		(1,478,104)	(1,341,768)

Recognized liabilities for defined benefit obligations	~~W~~	304,884	226,130

(b)	Expenses recognized in profit or loss for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current service costs	~~W~~	44,521	135,097	38,828	120,363
Net interest expense		1,370	4,623	5,054	9,746

	~~W~~	45,891	139,720	43,882	130,109

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

19.	Provisions

Provisions as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Asset retirement obligations	~~W~~	48,578	48,434
Expected loss related to litigation		39,659	25,945
Unused credit commitments		435,558	434,941
Bonus card point reward program		25,793	27,649
Financial guarantee contracts issued		80,682	81,374
Others		86,608	80,445

	~~W~~	716,878	698,788

(*)	Refer to the note 27. Commitments and contingencies.

20.	Liabilities under insurance contracts

(a)	Insurance liabilities as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Policy reserve	~~W~~	21,779,135	20,041,489
Policyholder’s equity adjustment		29,201	16,795

	~~W~~	21,808,336	20,058,284

(b)	Income or expenses on insurance contracts for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Insurance income:
Premium income	~~W~~	1,145,076	3,407,889	1,098,739	3,297,403
Reinsurance income		1,009	2,771	675	1,861
Separate account income		4,506	13,984	3,790	14,679

		1,150,591	3,424,644	1,103,204	3,313,943
Insurance expenses:
Claims paid		(481,736)	(1,487,617)	(466,541)	(1,444,446)
Reinsurance premium expenses		(2,766)	(5,955)	(1,405)	(3,814)
Provision for policy reserves		(589,530)	(1,737,645)	(576,739)	(1,705,620)
Separate account expenses		(4,507)	(13,985)	(3,791)	(14,670)
Discount charge		(140)	(405)	(120)	(336)
Acquisition costs		(136,993)	(422,163)	(148,722)	(451,282)
Collection expenses		(3,892)	(11,472)	(3,563)	(10,455)
Deferred acquisition costs		91,747	286,442	88,299	300,734
Amortization of deferred acquisition costs		(109,408)	(330,883)	(93,620)	(310,825)

		(1,237,225)	(3,723,683)	(1,206,202)	(3,640,714)

Net loss on insurance	~~W~~	(86,634)	(299,039)	(102,998)	(326,771)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

21.	Equity

(a)	Equity as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Capital stock:
Common stock	~~W~~	2,370,998	2,370,998
Preferred stock		274,055	274,055

		2,645,053	2,645,053

Hybrid bond		736,898	736,898
Capital surplus:
Share premium		9,494,769	9,494,769
Others		392,566	392,566

		9,887,335	9,887,335

Capital adjustments		(454,300)	(423,536)
Accumulated other comprehensive income, net of tax:
Valuation gain on available-for-sale financial assets		733,082	826,712
Equity in other comprehensive income of associates		19,266	18,569
Foreign currency translation adjustments for foreign operations		(246,123)	(163,737)
Net loss from cash flow hedges		(19,326)	(12,202)
Other comprehensive income of separate account		13,938	8,795
Actuarial losses		(451,834)	(373,366)

		49,003	304,771

Retained earnings		18,035,047	17,689,134
Non-controlling interest		645,284	973,401

	~~W~~	31,544,320	31,813,056

(b)	Redemption of the redeemable preferred stock

On April 21, 2016, the Group redeemed all of its Series 12 redeemable preferred stock (11,100,000 shares) through profit redemption pursuant to the redemption conditions established at the issuance of the stock. Accordingly, the capital stock does not match the total amount of the par value for preferred stock issued. As of September 30, 2016, there is no outstanding redeemable preferred stock.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

21.	Equity (continued)

(c)	Hybrid bond

Hybrid bonds classified as other equity instrument as of September 30, 2016 and December 31, 2015 are as follows:

Issue date	Maturity date	Interest rate (%)	2016		2015
October 24, 2011	October 24, 2041	5.80	~~W~~	238,582	238,582
May 22, 2012	May 22, 2042	5.34		298,861	298,861
June 25, 2015	June 25, 2045	4.38		199,455	199,455

			~~W~~	736,898	736,898

The hybrid bonds above can be repaid early at the par value after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is paid to common shares, the agreed interest for the hybrid bond is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

21.	Equity (continued)

(d)	Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	2016
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771
Change due to fair value		254,981	(745)	—	—	5,143	—	259,379
Reclassification:
Change due to impairment or disposal		(346,843)	—	—	—	—	—	(346,843)
Effect of hedge accounting		—	—	—	149,362	—	—	149,362
Hedging		286	—	9,613	(158,760)	—	—	(148,861)
Effects from exchange rate fluctuations		(28,775)	—	(102,792)	—	—	—	(131,567)
Remeasurements of the defined benefit plans		—	—	—	—	—	(105,613)	(105,613)
Deferred income taxes		27,026	1,442	10,198	2,274	—	25,441	66,381
Non-controlling interests		(305)	—	595	—	—	1,704	1,994

Ending balance	~~W~~	733,082	19,266	(246,123)	(19,326)	13,938	(451,834)	49,003

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

21.	Equity (continued)

	2015
	Unrealized gain (loss) on available-for-sale financial assets		Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net loss from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Total
Beginning balance	~~W~~	1,092,622	6,945	(158,107)	(15,134)	5,703	(294,135)	637,894
Change due to fair value		197,959	14,559	—	—	4,079	—	216,597
Reclassification:
Change due to impairment or disposal		(574,018)	(423)	—	—	—	—	(574,441)
Effect of hedge accounting		—	—	—	(126,428)	—	—	(126,428)
Hedging		(864)	—	(33,864)	130,296	—	—	95,568
Effects from exchange rate fluctuations		30,796	—	27,850	—	—	—	58,646
Remeasurements of the defined benefit plans		—	—	—	—	—	(107,598)	(107,598)
Deferred income taxes		80,137	(2,512)	(455)	(936)	(987)	25,785	101,032
Non-controlling interests		80	—	839	—	—	2,582	3,501

Ending balance	~~W~~	826,712	18,569	(163,737)	(12,202)	8,795	(373,366)	304,771

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

21.	Equity (continued)

(e)	Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the “Regulations”), the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i)	Changes in regulatory reserve for loan losses including non-controlling interests the nine-month period ended September 30, 2016 and the year ended December 31, 2015 are as follows:

	2016		2015
Beginning balance	~~W~~	2,192,635	2,235,402
Planned regulatory reserve for (reversal of) loan losses		186,791	(42,767)

Ending balance	~~W~~	2,379,426	2,192,635

ii)	Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	707,905	2,162,696	679,003	1,963,143
Provision for (reversal of) regulatory reserve for loan losses		(40,671)	(185,288)	1,531	131,742

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve (*)	~~W~~	667,234	1,977,408	680,534	2,094,885

Basic and diluted earnings per share adjusted for regulatory reserve in won	~~W~~	1,387	4,069	1,382	4,268

(*)	Dividends for preferred stocks and hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

21.	Equity (continued)

(f)	Dividends declared and paid by the Group for the nine-month period ended September 30, 2016 are as follows:

	2016
Common stock (~~W~~1,200 per share)	~~W~~	569,040
Preferred stock		61,938

	~~W~~	630,978

22.	Net interest income

Net interest income for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Interest income:
Cash and due from banks	~~W~~	43,314	142,261	53,687	175,480
Trading assets		114,568	342,658	116,553	393,519
Financial assets designated at fair value through profit or loss		9,986	33,541	12,810	38,761
Available-for-sale financial assets		158,038	471,016	162,906	503,943
Held-to-maturity financial assets		140,355	416,495	140,534	399,868
Loans		2,315,184	6,882,505	2,230,203	6,774,194
Others		29,310	83,338	27,624	88,858

		2,810,755	8,371,814	2,744,317	8,374,623
Interest expense:
Deposits		(638,815)	(1,965,160)	(676,069)	(2,201,700)
Borrowings		(71,778)	(219,871)	(68,453)	(250,368)
Debt securities issued		(267,661)	(820,704)	(294,683)	(900,540)
Others		(6,451)	(53,321)	(28,158)	(58,298)

		(984,705)	(3,059,056)	(1,067,363)	(3,410,906)

Net interest income	~~W~~	1,826,050	5,312,758	1,676,954	4,963,717

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

23.	Net fees and commission income

Net fees and commission income for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Fees and commission income:
Credit placement fees	~~W~~	17,825	48,493	18,205	56,766
Commission received as electronic charge receipt		34,488	102,449	34,422	102,984
Brokerage fees		87,962	257,918	112,496	327,730
Commission received as agency		31,799	95,893	39,225	125,833
Investment banking fees		13,507	46,172	21,631	53,516
Commission received in foreign exchange activities		45,636	136,929	40,958	119,612
Asset management fees		29,556	79,700	23,492	63,247
Credit card fees		584,156	1,730,719	594,955	1,733,211
Others		104,544	315,533	103,164	321,810

		949,473	2,813,806	988,548	2,904,709
Fees and commission expense:
Credit-related fee		(8,898)	(24,197)	(8,306)	(32,567)
Credit card fees		(491,473)	(1,399,353)	(460,696)	(1,366,663)
Others		(71,713)	(224,735)	(100,188)	(289,049)

		(572,084)	(1,648,285)	(569,190)	(1,688,279)

Net fees and commission income	~~W~~	377,389	1,165,521	419,358	1,216,430

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

24.	Net impairment loss on financial assets

Net impairment loss on financial assets for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Impairment losses on:
Loans	~~W~~	(237,667)	(816,172)	(205,808)	(852,501)
Available-for-sale financial assets		(5,453)	(78,005)	(66,823)	(168,270)
Other financial assets		2,612	(12,522)	—	—

		(240,508)	(906,699)	(272,631)	(1,020,771)
Reversal of impairment losses on:
Available-for-sale financial assets		—	5,472	—	6,418
Other financial assets		—	—	(1,227)	5,517

		—	5,472	(1,227)	11,935

	~~W~~	(240,508)	(901,227)	(273,858)	(1,008,836)

25.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Employee benefits:
Salaries	~~W~~	610,643	1,846,557	612,048	1,855,221
Severance benefits:
Defined contribution		4,937	15,877	5,045	14,716
Defined benefit		44,816	136,458	41,007	124,367
Termination benefits		420	2,759	—	3,126

		660,816	2,001,651	658,100	1,997,430
Rent		84,094	250,836	88,856	258,083
Entertainment		7,308	21,568	7,238	21,404
Depreciation		42,579	133,797	48,715	146,959
Amortization		19,320	57,867	18,846	55,463
Taxes and dues		37,387	127,841	50,157	157,926
Advertising		70,197	204,134	71,447	174,353
Research		3,428	10,498	3,428	9,997
Others		142,864	421,202	152,915	419,172

	~~W~~	1,067,993	3,229,394	1,099,702	3,240,787

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

26.	Income tax expense

Income tax expense for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Current income tax expense	~~W~~	186,981	509,626	147,652	454,881
Origination and reversal of temporary differences (*)		8,974	(249,723)	2,263	36,170
Income tax recognized in other comprehensive income		29,893	66,381	25,805	70,040

Income tax expenses	~~W~~	225,848	326,284	175,720	561,091

Effective tax rate	%	23.82	12.86	20.11	21.71

(*)	As of December 31, 2015, The Group had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. However, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the recent tax refund, the Group recognized the deferred tax asset amounting to ~~W~~213,344 million after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

27.	Earnings per share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016			2015
	Three-month period		Nine-month period	Three-month period	Nine-month period
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	707,905	2,162,696	679,003	1,963,143
Less:
Dividends on preferred stock		—	18,836	15,612	46,326
Dividends on hybrid bond		9,687	29,001	9,686	24,789

		9,687	47,837	25,298	71,115

Net income available for common stock	~~W~~	698,218	2,114,859	653,705	1,892,028

Weighted average number of common shares outstanding		474,199,587	474,199,587	474,199,587	474,199,587
Basic and diluted earnings per share in won	~~W~~	1,473	4,460	1,379	3,990

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

28.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Guarantees
Guarantees outstanding	~~W~~	8,934,098	10,110,330
Contingent guarantees		2,512,685	3,036,301

		11,446,783	13,146,631

Commitments to extend credit
Loan commitments in won		52,465,714	53,677,696
Loan commitments in foreign currency		21,177,884	21,765,110
ABS and ABCP commitments		2,472,663	2,668,370
Others		1,528,417	1,314,743

		77,644,678	79,425,919

Endorsed bills
Secured endorsed bills		71,688	29,549
Unsecured endorsed bills		10,228,977	7,542,862

		10,300,665	7,572,411

Loans sold with recourse		2,099	2,099

	~~W~~	99,394,225	100,147,060

(b)	Legal contingencies

As of September 30, 2016, the Group was involved in 207 pending lawsuits as a defendant (total claim amount: ~~W~~351,322 million) and recorded a provision of ~~W~~39,660 million and a reserve (liabilities under insurance contracts) of ~~W~~1,397 million, respectively, with respect to these lawsuits. Additional losses might be incurred from these legal actions, but the result of such the lawsuits cannot be predicted. The management believes that the result of the lawsuits would not have significant impact on the financial position.

29.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Cash and due from banks	~~W~~	19,100,297	22,037,236
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(4,155,764)	(4,590,643)
Restricted due from banks		(8,703,502)	(12,839,342)

	~~W~~	6,241,031	4,607,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

30.	Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements.

(a)	Significant balances with the related parties as of September 30, 2016 and December 31, 2015 are as follows:

Related party	Account	2016		2015
Investments in associates:
Aju Capital Co., Ltd.	Trading assets	~~W~~	100,000	99,953
”	Loans		160,000	160,000
”	Credit card loans		426	2,165
”	Allowances		(469)	(479)
”	Deposits		1,194	1,061
”	Provisions		55	55
UAMCO., Ltd.	Loans		—	23,100
”	Credit card loans		—	42
”	Allowances		—	(32)
”	Deposits		—	410
”	Provisions		—	46
Pohang TechnoPark2PFV	Deposits		14,665	14,662
BNP Paribas Cardif Life Insurance	Other assets		112	118
”	Credit card loans		119	108
”	Allowances		(1)	(1)
”	Other liabilities		59	153
”	Deposits		605	644
”	Provisions		1	1
BNP Paribas Cardif General Insurance	Credit card loans		24	28
”	Allowances		(1)	(1)
”	Deposits		7	12
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Other liabilities		—	55
Kukdong Engineering & Construction CO., LTD	Credit card loans		—	11
”	Allowances		—	(1)
”	Deposits		—	5,388
”	Provisions		—	15
Dream High Fund III	Deposits		38	4
SH Rental Service	Loans		275	—
”	Allowances		(2)	—
”	Deposits		305	219
SM New Technology Business Investment Fund I	Other assets		—	55
Midas Dong-A Snowball Venture Fund	Deposits		271	303
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		218	1,463
SP New Technology Business Investment Fund I	Other assets		—	19
”	Deposits		—	283
EQP Global Energy Infrastructure Private Equity Fund	Deposits		1	3
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		346	174
JAEYOUNG SOLUTEC CO., LTD.	Loans		15,772	15,276
”	Credit card loans		34	40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

30.	Related parties (continued)

Related party	Account	2016		2015
Investments in associates:
JAEYOUNG SOLUTEC CO., LTD.	Allowances		(87)	(160)
”	Deposits		4,916	15,261
”	Provisions		2	15
Partners 4th Growth Investment Fund	Deposits		122	2,704
SHBNPP Private Korea Equity Long-Short Professional Feeder	Other assets		158	163
Credian Healthcare Private Equity Fund II	Deposits		53	—
Midas Dong-A Snowball Venture Fund 2	Deposits		244	—
IBKS-Shinhan Creative Economy New Technology Fund II	Deposits		176	—
PSA 1st Fintech Private Equity Fund	Deposits		524	—
SHBNPP Private Multi Strategy Professional Feeder No.1	Other assets		40	—
Eum Private Equity Fund No.3	Deposits		80	—
Key management personnel and their immediate relatives:	Loans		2,303	3,415

	Assets	~~W~~	279,049	303,993
	Liabilities		23,526	42,757

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

30.	Related parties (continued)

(b)	Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

Related party	Account	2016			2015
		Three-month period		Nine-month period	Three-month period	Nine-month period
Investments in associates:
Aju Capital Co., Ltd.	Interest income	~~W~~	1,683	5,549	1,425	5,253
”	Fees and commission income		16	57	18	59
”	Other operating income		46	144	49	158
”	Reversal of credit losses		15	9	—	154
”	Interest expense		—	(1)	—	(1)
”	Fees and commission expense		(64)	(302)	(131)	(555)
”	Other operating expense		—	—	(40)	(40)
UAMCO., Ltd.	Fees and commission income		—	—	2	7
”	Other operating income		—	—	—	3
”	Reversal of credit losses		—	—	(1)	—
Pohang TechnoPark2PFV	Interest expense		(4)	(11)	(4)	(11)
BNP Paribas Cardif Life Insurance	Fees and commission income		369	1,349	455	1,427
”	Allowance for credit losses		—	(1)	1	—
”	Non-operating expense		—	—	—	(847)
”	Other operating expense		(2)	(5)	(2)	(5)
BNP Paribas Cardif General Insurance	Fees and commission income		1	3	3	9
”	Allowance for credit losses		—	(1)	1	—
Kukdong Engineering & Construction Co., LTD.	Fees and commission income		—	—	12	20
”	Reversal of credit losses		—	—	(1)	—
”	Interest expense		—	—	(12)	(25)
”	Fees and commission expense		—	—	(1)	(3)
”	Other operating expense		—	—	—	(15)
Shinhan K2 Secondary Fund	Fees and commission income		—	170	—	116
Dream High Fund III	Interest expense		—	—	(2)	(5)
Miraeasset 3rd Investment Fund	Interest expense		—	—	(1)	(3)
SH Rental Service	Interest income		4	11	—	—
”	Interest expense		(1)	(3)	—	(1)
”	Allowance for credit losses		4	(2)	—	—
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		13	25	11	27
”	Interest expense		—	(1)	(1)	(2)
SP New Technology Business Investment Fund I	Fees and commission income		(6)	30	18	55
Shinhan 2014-1 New Technology Business Investment Fund	Fees and commission income		—	—	23	69

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

30.	Related parties (continued)

Related party	Account	2016			2015
		Three-month period		Nine-month period	Three-month period	Nine-month period
Investments in associates:
SM New Technology Business Investment Fund I	Fees and commission income	~~W~~	(19)	—	—	41
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		173	517	217	217
Korea Investment Gong-pyeong Office Real Estate Investment Trust 2nd	Fees and commission income		—	55	17 [1]	17
Midas Dong-A Snowball Venture Fund	Fees and commission income		13	28	21	21
”	Interest expense		(1)	(3)	(2)	(2)
SHC-EN Fund	Fees and commission income		15	15	40	40
IBKS-Shinhan Creative Economy New Technology Fund	Fees and commission income		13	25	11	27
”	Interest expense		—	(1)	(1)	(2)
IBKS-SHC fund II	Fees and commission income		9	14	—	—
APC Fund	Fees and commission income		42	131	—	—
JAEYOUNG SOLUTEC CO., LTD.	Interest income		170	502	—	—
”	Fees and commission income		—	1	—	—
”	Other income		1	13	—	—
”	Interest expense		37	(20)	—	—
”	Allowance for credit losses		(2)	73
Partners 4th Growth Investment Fund	Interest expense		—	(1)	—	—
Albatross Growth Fund	Interest expense		(1)	(6)	—	—
PSA 1st Fintech Private Equity Fund	Interest expense		(1)	(3)	—	—
SHBNPP Private Korea Equity Long-Short Professional Feeder	Fees and commission income		179	610	142	343
SHBNPP Private Multi Strategy Professional Feeder No.1	Fees and commission income		43	117	—	—
Midas Dong-A Snowball Venture Fund 2	Interest expense		(1)	(1)	—	—
Key management personnel and their immediate relatives:	Interest income		17	51	38	91

		~~W~~	2,748	9,113	2,295	6,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

30.	Related parties (continued)

(c)	Key management personnel compensation

Key management personnel compensation for the nine-month periods ended September 30, 2016 and 2015 were as follows:

	2016		2015
Short-term employee benefits	~~W~~	13,500	14,890
Severance benefits		324	285
Share-based payment transactions		5,243	4,839

	~~W~~	19,067	20,014

(d)	The guarantees provided between the related parties as of September 30, 2016 and December 31, 2015 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2016	2015	Account
Shinhan Bank	Aju Capital Co., Ltd.	~~W~~ 50,000	50,000	Unused credit line
	BNP Paribas Cardif Life Insurance	10,000	10,000	Unused credit line
	UAMCO., Ltd.	—	89,100	Unused credit line
	”	—	89,950	Security underwriting commitment
	Kukdong Engineering & Construction Co., LTD.	—	1,574	Performance guarantees
	Neoplux Technology Valuation Investment Fund	14,000	18,000	Security underwriting commitment
	JAEYOUNG SOLUTEC CO., LTD.	104	600	Unused credit
	”	439	469	Import letter of credit

		~~W~~ 74,543	259,693

(e)	Details of collaterals provided by the related parties as of September 30, 2016 and December 31, 2015 were as follows:

Provided to	Related party	Pledged assets	2016	2015
Shinhan Bank	Aju Capital Co., Ltd.	Beneficiary certificate	~~W~~ 160,000	160,000
	BNP Paribas Cardif Life Insurance	Government bonds	14,234	13,676
	JAEYOUNG SOLUTEC CO., LTD.	Properties	20,814	20,814
	”	Guarantee insurance policy	7,214	7,214

			~~W~~ 202,262	201,704

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2016 and December 31, 2015 are as follows:

	2016		2015
Total assets:
Asset-backed securitization	~~W~~	109,407,358	83,587,652
Structured financing		53,286,044	55,864,638
Investment fund		34,073,931	34,418,872

	~~W~~	196,767,333	173,871,162

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	738,197	5,434,713	348,913	6,521,823
Trading assets		1,975,085	12,273	34,627	2,021,985
Derivative assets		28,211	—	—	28,211
Available-for-sale financial assets		2,241,708	426,901	2,857,807	5,526,416
Held-to-maturity financial assets		2,354,202	—	—	2,354,202
Other assets		498	43,285	6,057	49,840

		7,337,901	5,917,172	3,247,404	16,502,477

Liabilities:
Derivative liabilities		15	—	—	15
Other		1,104	208	170	1,482

	~~W~~	1,119	208	170	1,497

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	302,074	5,683,497	38,013	6,023,584
Trading assets		1,793,038	44,733	—	1,837,771
Derivative assets		16,722	—	—	16,722
Available-for-sale financial assets		2,541,137	442,646	2,356,212	5,339,995
Held-to-maturity financial assets		2,496,659	—	—	2,496,659
Other assets		560	2,984	207	3,751

		7,150,190	6,173,860	2,394,432	15,718,482

Liabilities:
Derivative liabilities		8	—	—	8
Other		134	214	322	670

	~~W~~	142	214	322	678

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

31.	Interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2016 and December 31, 2015 are as follows:

	2016
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,337,901	5,917,172	3,247,404	16,502,477
ABS and ABCP commitments		1,011,676	30,000	—	1,041,676
Loan commitments		1,194,639	296,997	57,248	1,548,884
Guarantees		83,000	38,658	—	121,658

	~~W~~	9,627,216	6,282,827	3,304,652	19,214,695

	2015
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	7,150,190	6,173,860	2,394,432	15,718,482
ABS and ABCP commitments		1,093,171	121,134	74,328	1,288,633
Loan commitments		1,589,389	475,091	13,500	2,077,980
Guarantees		65,000	43,240	—	108,240

	~~W~~	9,897,750	6,813,325	2,482,260	19,193,335

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

32.	Acquisition of Subsidiary

(a)	General information

On July 21, 2016, the Group obtained control of PT. Makinta Securities by acquiring 99% of the shares and changed the company’s name to PT. Shinhan Sekuritas Indonesia. The main reason for the business combination is to diversify the business by accelerating the entry into the Indonesian capital market and Asian emerging markets through the acquisition of management rights.

(b)	The fair value of assets and liabilities

The fair value of assets acquired and liabilities assumed by acquisition of PT. Shinhan Sekuritas Indonesia as of acquisition dates were as follows:

	Amount
Asset:
Cash and due from banks	~~W~~	18,815
Property and equipment		19
Intangible assets		7
Receivable		330
Deferred tax assets		96
Other assets		78

		19,345
Liabilities:
Accounts payable		329
Liabilities for defined benefit obligations		250
Other liabilities		19

		598

The fair value of the identifiable assets acquired and liabilities assumed	~~W~~	18,747

(c)	Goodwill

Goodwill arising from the acquisitions has been recognized as follows:

	Amount
Consideration transferred (Cash)	~~W~~	22,987
Fair value of identifiable net assets		(18,747)
Non-controlling interest		187

Goodwill	~~W~~	4,427

(d)	Acquisition-related costs

The Group incurred acquisition-related costs of ~~W~~1,320 million on legal fees and due diligence costs. These costs were included in the administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

September 30, 2016

(Unaudited)

(In millions of won)

33.	Business combination

On December 18, 2015, the Group acquired 75% of voting shares of PT Centratama Nasional Bank (“CNB”), a local bank located in Indonesia, and obtained the control of CNB. The Group has reported provisional amounts in its prior financial statements in connection with the estimated fair value of assets acquired and liabilities assumed. During the nine-month period ended September 30, 2016, the Group retrospectively adjusted the provisional amounts recognized at the acquisition date in accordance with the paragraph 45 of K-IFRS No. 1103, upon completion of measurement for the business combination.

(a)	Details of the adjustments of the fair value of assets acquired and liabilities assumed are as follows:

	Before adjustments		Adjustments	After adjustments
Asset:
Cash and due from banks	~~W~~	23,577	—	23,577
Loans and receivables		51,443	—	51,443
Property and equipment (*1)		3,815	16,938	20,753
Intangible assets (*2)		48	1,306	1,354
Other assets		734	—	734

		79,617	18,244	97,861
Liabilities:
Deposits		66,179	—	66,179
Borrowings		837	—	837
Deferred tax liabilities (*3)		—	4,961	4,961
Other liabilities		520	—	520

		67,536	4,961	72,497

Fair value of the identifiable assets acquired and liabilities assumed	~~W~~	12,081	13,283	25,364

(*1)	The amount of the increased revaluation arising from the fair value measurement of the carrying value of land and building at acquisition date.
(*2)	Identifiable intangible assets represent the estimated present value of costs saved due to the deposits with lower interest rates compared with normal borrowings.
(*3)	Amount arising from temporary differences due to the difference between the fair value of identifiable assets acquired and its tax value.

(b)	Details of adjustment for goodwill arising from the acquisition are as follows:

	Before adjustments		Adjustments	After adjustments
Consideration transferred (cash)	~~W~~	30,782	—	30,782
Net fair value of assets and liabilities		(12,081)	(13,283)	(25,364)
Non-controlling interests (*)		3,020	3,420	6,440

Goodwill	~~W~~	21,721	(9,863)	11,858

(*)	Non-controlling interests were measured in proportion to the recognized amount of the fair value of identifiable net assets.